As filed with the Securities and Exchange Commission on January 13, 1998
                                                      Registration No. 333-43791
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                         PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                           --------------------------

                            DIGITAL BIOMETRICS, INC.
             (Exact name of registrant as specified in its charter)

         DELAWARE                         3571                  41-1545069
(State or other Jurisdiction of    (Primary Standard         (I.R.S. Employer
 Incorporation or Organization)        Industrial         Identification Number)
                                    Classification
                                     Code Number)

                                5600 ROWLAND ROAD
                           MINNETONKA, MINNESOTA 55343
                                 (612) 932-0888
       (Address and telephone number, including area code, of registrant's principal executive offices)

                                  JOHN J. METIL
               CHIEF OPERATING OFFICER AND CHIEF FINANCIAL OFFICER
                                5600 ROWLAND ROAD
                           MINNETONKA, MINNESOTA 55343
                                 (612) 942-9880
            (Name and telephone number, including area code, of agent
                             for service of process)

                                    COPY TO:
                              AVRON L. GORDON, ESQ.
                            THOMAS F. STEICHEN, ESQ.
                                BRIGGS AND MORGAN
                            PROFESSIONAL ASSOCIATION
                                 2400 IDS CENTER
                              MINNEAPOLIS, MN 55402
                                 (612) 334-8400

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement.

         If any of the securities being registered on Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



         THE REGISTRANT HEREBY UNDERTAKES TO AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                  SUBJECT TO COMPLETION, DATED JANUARY 13, 1998


                            DIGITAL BIOMETRICS, INC.

                        3,771,429 SHARES OF COMMON STOCK

         This Prospectus relates to the sale of up to 3,771,429 shares of Common Stock (the "Shares"), par value $.01 per share (the "Common Stock"), of Digital Biometrics, Inc. (the "Company") that may be offered for sale for the account of certain persons as stated herein under the heading "Principal and Selling Stockholders (the "Selling Shareholders"). The Shares being offered by the Selling Stockholders hereunder are (i) shares issuable upon conversion of the Company's 8% Convertible Subordinated Debentures, due December 1, 2000, and interest thereon, and (ii) shares issuable upon the exercise of certain Common Stock purchase warrants. No period of time has been fixed within which the Shares covered by this Prospectus may be offered or sold.


         The Company's Common Stock is traded on the Nasdaq National Market System under the symbol "DBII." On January 9, 1998, the average of the high and low prices of the Common Stock on the Nasdaq National Market System was $1.28 per share.


         The Selling Stockholders have advised the Company that sales of the Shares by them, or by their pledgees, donees, transferees or other successors in interest, may be made from time to time in the over-the-counter market, through negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. The Shares may be sold by one or more of the following methods without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may purchase and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (e) privately negotiated transactions; (f) short sales; and (g) a combination of any such method of sale. Sales may be made pursuant to this Prospectus to or through broker-dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of Common Stock for whom such broker-dealer may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). One or more supplemental prospectuses will be filed pursuant to Rule 424 under the Securities Act of 1933, as amended (the "Securities Act"), to describe any material arrangements for the sales of the Shares when such arrangements are entered into by any of the Selling Stockholders and any other broker-dealers that participate in the sale of the Shares.

         The Selling Stockholders and any broker-dealers or other persons acting on their behalf in connection with the sale of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit realized by them on the resale of the Shares as principals may be deemed to be underwriting commissions under the Securities Act. As of the date hereof, there are no special selling arrangements between any broker-dealer or other person and any Selling Stockholder.

         The Company will not receive any part of the proceeds of any sales of Shares pursuant to this Prospectus. Pursuant to the terms of registration rights granted to the Selling Stockholders, the Company will pay all the expenses of registering the Shares, except for selling expenses incurred by the Selling Stockholders in connection with this offering, including any fees and commissions payable to broker-dealers or other persons, which will be borne by the Selling Stockholders. In addition, such registration rights provide for certain other usual and customary terms, including indemnification by the Company of the Selling Stockholders against certain liabilities arising under the Securities Act. See "Plan of Distribution."

         THE SHARES INVOLVE CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is ___________, 1998

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Available Information ................................................      2
Prospectus Summary ...................................................      3
Risk Factors .........................................................      4
Use of Proceeds ......................................................     10
Market for the Registrant's Common Equity and Related
  Stockholder Matters ................................................     11
Selected Financial Data ..............................................     12
Capitalization .......................................................     13
Management's Discussion And Analysis of Financial Condition
  And Results of Operations ..........................................     15
Business .............................................................     21
Management ...........................................................     28
Certain Transactions .................................................     31
Principal and Selling Stockholders ...................................     32
Description of Capital Stock .........................................     34
Plan of Distribution .................................................     37
Legal Matters ........................................................     38
Experts ..............................................................     38
Index to Consolidated Financial Statements ...........................    F-1


                   -------------------------------------------

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"') and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company pursuant to the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. In addition, the Company's Common Stock is quoted on the Nasdaq National Market System. Reports, proxy and information statements and other information concerning the Company can be inspected and copied at the Public Reference Room of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act. This Prospectus does not contain all of the information, exhibits and undertakings set forth in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement which may be inspected and copied in the manner and at the sources described above.

                               PROSPECTUS SUMMARY

         THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE OR CONTRIBUTE TO SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS," ELSEWHERE IN THIS PROSPECTUS AND IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 1997.

                                   THE COMPANY

         Digital Biometrics, Inc. develops, manufactures, markets and integrates computer-based products and services for the identification of individuals. The Company is a leading vendor of products employing "biometric" technology, the science of identifying individuals by measuring distinguishing biological characteristics. The Company's principal product is the TENPRINTER(R) system for "live-scan" fingerprint capture used mainly in law-enforcement applications. The TENPRINTER is a computer-based system with patented high-resolution optics which captures, digitizes, prints and transmits forensic-grade fingerprint images.

         The Company also offers high-resolution single-fingerprint capture products for commercial and governmental identification applications. To capitalize on opportunities outside of its traditional law enforcement market, the Company recently established a systems integration services business focused on integrating biometric and other identification technologies into applications for government and commercial markets.

         The Company has also developed a prototype player tracking system for the gaming industry called TRAK-21(TM). The Company has reached an agreement in principle with Grand Casinos, Inc. to create a joint venture to carry out the productization of the TRAK-21 technology. It is anticipated that the joint venture will be responsible for marketing of the resultant product.

         During fiscal 1997, virtually all of the Company's revenues were derived from sales of TENPRINTER systems and related maintenance fees. Approximately 89% of customer accounts receivable at September 30, 1997 were from government agencies, of which 39% was from a single customer. For the last three fiscal years, sales to three customers in 1997 accounted for 43% of revenues, sales to two customers in 1996 accounted for 30%, and sales to two customers in 1995 accounted for 52%. Export sales were 5%, 15% and 21% of total revenues, for the years ended September 30, 1997, 1996 and 1995, respectively.

         The Company's strategy is to continue to market TENPRINTER systems to law enforcement agencies, but also to expand the Company's product and services offerings as well as its served markets. The law enforcement market for live-scan biometric products is well established. The Company believes, however, that there is increasing interest from other governmental and commercial markets in using biometric identification technologies and products to improve security and to assure proper access. The Company intends to aggressively pursue these emerging opportunities.

         The Company was organized in 1985 as a Minnesota corporation under the name C.F.A. Technologies, Inc., was reincorporated in Delaware in 1986 and changed its name to Digital Biometrics, Inc. in 1990. The Company's offices and facilities are located at 5600 Rowland Road, Minnetonka, Minnesota 55343, and its telephone number is (612) 932-0888.

--------------------

TENPRINTER(R), SQUID(R) and the Company's mechanical hand logo have been registered as trademarks with the U.S. Patent and Trademark Office. The Company has applied for registration of the TRAK-21(TM) trademark. In addition, FC-5(TM), FC-6(TM), FC-7(TM), FC-11(TM), FC-21(TM) and FC-22(TM) are trademarks of the Company.

                                  RISK FACTORS

         AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY.

         INFORMATION CONTAINED IN THIS PROSPECTUS MAY CONTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WHICH CAN BE IDENTIFIED BY THE USE OF THE FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. POTENTIAL PURCHASERS OF THE COMPANY'S COMMON STOCK ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE HEREOF.

CONTINUING LOSSES AND GENERAL BUSINESS RISKS

         The Company has incurred net operating losses in each quarter since inception. As of September 30, 1997, the Company had an accumulated deficit of $35.3 million. The Company incurred a net loss from operations of $6.3 million for the fiscal year ended September 30, 1997, and anticipates that it will continue to incur net losses on an annual basis, at least through fiscal 1998. Future operating results will depend on many factors, including, among others, demand for and acceptance of the Company's products and services, including ongoing acceptance of maintenance and other services purchased by existing customers, the ability of the Company to control costs, the ability of the Company to develop, market and deploy new products and services and to build profitable revenue streams around those new offerings, the ability of the Company to manage the concentration of accounts receivable and other credit risks in large customers, the ability of the Company to create and maintain satisfactory distribution and operations relationships with AFIS vendors, the Company's success in attracting and retaining key personnel, the availability of funding where customer procurements are dependent on state or federal government grants and general tax funding, the timely and cost-effective availability of product components, and the ability of the Company to successfully integrate technologies and businesses it may acquire in the future. In addition, markets for the Company's products and services are characterized by significant and increasing competition, and the Company's financial results may be adversely affected by the actions of existing and future competitors, including the development of new technologies, the introduction of new products, and price reductions by such competitors to gain or retain market share. There can be no assurance that the Company's revenues will grow in future periods or, if they do grow, that the Company will ever become profitable or generate positive cash flow. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WORKING CAPITAL AND LIQUIDITY

         Due primarily to continuing operating losses, the Company has not achieved positive cash flow. The Company has been and continues to be reliant on outside capital to sustain its operations. Although the Company believes that cash and cash equivalents, accounts receivable and working capital provided from operations, together with available financing sources, are sufficient to meet current and foreseeable operating requirements, including the investment required to capitalize on new business opportunities, such belief is subject to a number of contingencies beyond the Company's control. Risks related to the Company's ability to maintain adequate working capital and liquidity include, among others, the continued availability of bank credit after the expiration of the Company's current accounts receivable line of credit in January 1998, renewal of which is expected, but cannot be assured, the availability of future tranches of capital under the terms of the Company's 8% Convertible Subordinated Debenture Purchase Agreement entered into in December 1997, and the Company's ability to satisfy contract requirements to insure payment by customers of accounts receivable at such times and in such amounts as to enable the Company to meet its payment obligations. The Company has experienced problems from time to time in satisfying customer contract requirements and other negotiated commitments, particularly with respect to contracts which involve the delivery of new products or systems. These problems have resulted in substantial increased costs associated with the installation and service of such systems. There can be no assurance that additional financing will be available when required, or that if additional financing is available, that it will be on terms that are acceptable or favorable to the Company. See Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LOCAL GOVERNMENTAL CREDIT CONSIDERATIONS

         The Company extends substantial credit to state and local governments in connection with sales of products to law enforcement agencies. Approximately 89% and 70% of customer accounts receivable at September 30, 1997 and 1996, respectively, were from government agencies, of which 39% and 40%, respectively, were from individual customers. Sales to three customers in fiscal 1997 accounted for 43% of revenues; sales to two customers in fiscal 1996 accounted for 30% of revenues; and sales to two customers in fiscal 1995 accounted for 52% of revenues. Sales to sizeable customers requiring large and sophisticated networks of TENPRINTER systems and peripheral equipment often include technical requirements which may not be fully known at the time of order. In addition, contracts may specify performance criteria which must be satisfied before the customer accepts products or services. Collection of accounts receivable may be dependent on completion of customer requirements, which may be unpredictable and not fully understood at the time of acceptance of the order by the Company, and may involve investment of additional Company resources. These investments of additional resources are accrued when amounts can be estimated but may be uncompensated and negatively impact profit margins and the Company's liquidity.

LAW ENFORCEMENT MARKET CHARACTERISTICS RESULTING IN IRREGULAR REVENUE CYCLES

         The Company's performance in any one reporting period is not necessarily indicative of sales trends or future performance. Law enforcement agencies are subject to political and budgetary constraints and the nature of the law enforcement market and government procurement processes are expected to continue to result in irregular and unpredictable revenue cycles for the Company. In many instances, customer procurements are dependent on the continued availability of state or federal government grants and general tax funding. The Company's ability to become profitable will depend on its ability to continually find new customers for its products and maintain its existing customer base in an increasingly competitive market.

PUBLIC CONTRACT CONSIDERATIONS

         Currently, the Company's products are marketed primarily to law enforcement agencies. The Company markets directly or on an OEM basis to customers who supply products to law enforcement agencies. Sales to law enforcement agencies are dependent on the availability of funding for equipment purchases, the timing of agency budget and purchasing cycles and political constraints. As public agencies, prospective purchasers are also subject to public contract requirements which vary from jurisdiction to jurisdiction. Future sales to law enforcement agencies will depend on the Company's ability to meet public contract requirements, certain of which may be onerous or even impossible for the Company to satisfy. In addition, public contracts frequently are awarded only after formal competitive bidding processes, which have been and may continue to be protracted. There can be no assurance that the Company will be awarded any of the contracts for which its products are bid or, if awarded, that substantial delays or cancellations of purchases will not result from protests initiated by losing bidders. Public contracts may contain provisions that permit cancellation in the event that funds are unavailable to the public agency. See "Business - Law Enforcement and Regulatory Agency Markets."

GOVERNMENT STANDARDS AND REQUIREMENTS

         Certain of the Company's products are required to meet standards such as image resolution and image quality as determined by either state and federal government agencies or other standard setting authorities. These standards have been subject to change and the Company cannot predict standards that may be imposed on its products in the future. Failure to meet current or future standards may adversely affect the business operations of the Company as sales to government agencies are dependent on compliance with government requirements.

NEED TO UPGRADE PRODUCTS AND DEVELOP NEW TECHNOLOGIES

         The ability of the Company to compete successfully in the biometrics market will depend, in part, upon its ability to continually advance its technology and to develop and market new products and services. Continued participation by the Company in the law enforcement market for live-scan systems requires the investment of Company resources in continuous upgrading of the Company's products and technology sufficient for the Company to compete and meet regulatory and statutory standards. There can be no assurance that such resources will be available to the Company or that the pace of product and technology development established by management will be adequate to meet the competitive requirements of the marketplace. See "Business - Products."

GAMING MARKET ENTRY RISKS

         The Company has recently announced an agreement in principle with Grand Casinos, Inc. to form a joint venture for the completion of productization and subsequent marketing of the resultant product(s) based on TRAK-21 technology. The terms and conditions of the joint venture have not yet been fully negotiated. There can be no assurance that a definitive agreement satisfactory to both parties will be reached. In the event that a joint venture is formed, it is susceptible to the normal business risks customary to a start-up operation. In particular, although prototype models of TRAK-21 have been successfully demonstrated, there can be no assurance that this technology will operate as required in live casino environments or that products based on TRAK-21 technology will be accepted by customers. In addition, it has not been determined whether or not the TRAK-21 system will be able to compete, on the basis of price and performance, with player tracking systems of competitors whose systems have been marketed for longer periods of time. There can be no assurance, therefore, that the joint venture, if implemented, will be profitable to the Company. See "Business - Gaming."

SYSTEMS INTEGRATION AND NEW PRODUCT OPPORTUNITIES

         The Company has recently established a systems integration division designated as its as the Integrated Identification Solutions Division ("IIS"). This is a startup operation with the normal risks attendant to the establishment of a new business. The ability of this new enterprise to ultimately generate revenues and profits is as yet undetermined. The Company believes it must invest significant resources to attract key employees, build a technical infrastructure and market the capabilities of the division to prospective customers prior to attracting any significant base of customers. It cannot be known whether sufficient profits will ultimately be generated to provide a return on this investment. While the Company believes that it has identified areas of market opportunity not well served by current participants, competition can be expected to increase and such potential competitors may have greater financial, technical, marketing and other resources than the Company. See " - Competition" and "Business - Competition."

         There can be no assurance that the Company will be able to attract and retain systems integration personnel necessary for the success of IIS, which depends significantly upon the efforts and performance of its personnel.

YEAR 2000 IMPACT ON COMPUTER SYSTEMS

         Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in approximately two years, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements.

         In June 1996, the Company began converting its computer systems enabling proper processing of transactions in the Year 2000 and beyond. The operating system vendor has made software upgrades available to make its software compatible with Year 2000. The Company will also test its application software to ensure compatibility with Year 2000. The Company presently believes that, with modifications to existing software and conversions to new software, Year 2000 compatibility will not pose significant operational problems for the Company's computer systems as so modified and converted, although there can be no assurance that unforeseen difficulties or costs will not arise.

LIMITED PROTECTION OF PROPRIETARY TECHNOLOGY

         The Company is dependent on proprietary technology. The Company currently relies upon a combination of patents, copyrights, trademarks and trade secrets to establish and protect its proprietary rights in its products. The Company maintains as proprietary the portions of the technology incorporated in its products. A number of United States patents have been issued to the Company and additional United States patent applications are pending which cover various aspects of the TENPRINTER system and SQUID system technologies. Although additional features of the Company's products may be patentable, the Company has chosen to preserve these features as trade secrets rather than applying for patent protection. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. No assurance can be given that any patents currently held or issued to the Company in the future will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages. Further, patents may be issued in the future to other companies covering features incorporated into the TENPRINTER system or other products of the Company.

         The Company has incurred substantial costs in seeking enforcement of its patents and could incur substantial costs in defending itself against patent infringement claims by others. The Company is not aware of any patents held by others that would prohibit the use of technology current used by the Company. Any infringement claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing requirements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition.

         The Company has not been successful in enforcing its patent rights against Identix, Inc. ("Identix"), a competitor, and is appealing an adverse ruling in pending litigation. See "- Pending Litigation" and "Business - Legal Proceedings" and " - Proprietary Technology."

DEPENDENCE ON SUPPLIERS

         Certain of the components included in the Company's products are obtained from a single supplier. The loss of supply from such supplier or a significant increase in price from such supplier could have a material adverse effect on the Company. In addition, the loss of a limited source supplier may result in the Company having to incur additional development costs to establish alternative sources. See "Business Suppliers."

PRODUCT WARRANTY

         During the third quarter of fiscal 1997, the Company added $524,000 to its reserves for product warranty obligations. The Company believes that this addition to its reserves will be adequate to address customer warranty obligations arising from past product sales. There is, however, a risk that the Company may, for unforeseen reasons, be required to repair or replace products currently installed in customer locations or reimburse customers for products that fail or are determined not to be in compliance with contractual requirements or agency rules or regulations, and that actual costs may exceed the Company's reserves.

RELIANCE ON KEY PERSONNEL

         The success of the Company depends significantly upon the efforts of its key personnel and may, in the future, depend on the ability to attract additional key personnel. The loss of the services of key employees may have a materially adverse effect on the Company's business, operating results and financial condition. See "Business - Employees" and "Management."

COMPETITION

         The market for biometric identification devices in general, and the market for live-scan systems in particular, is characterized by significant and increasing competition. The most likely sources of additional competition are
(i) entities currently outside the live-scan systems market but otherwise involved in biometric identification systems or (ii) one or more of the companies presently manufacturing AFIS systems, which may already be developing, or which may undertake to develop, a competitive live-scan product. NEC Technologies, in particular, currently markets a live-scan product, the LS-21, which includes features and components manufactured by Identix. These competitors may have financial, technical, marketing and other resources significantly greater than those of the Company. There can be no assurance that the Company's products will be able to compete successfully with the products of its competitors. The Company's business, operating results and financial condition may be adversely affected by the actions of existing and future competitors, including the development of new technologies, the introduction of new products, and price reductions by such competitors to gain or retain market share. See "Business - Competition."

MARKETING AND OEM RELATIONSHIPS

         The Company has established numerous marketing and/or strategic relationships with other companies and has sold a significant amount of its product through OEM relationships. In addition, the Company is pursuing significant sales opportunities which, in large part, are dependent upon the efforts of these strategic partners. The loss of one or more of these relationships may have an adverse material effect on the business operations of the Company. See "Business - Products."

LEGAL PROCEEDINGS

         On June 1, 1995, the Company filed a complaint for patent infringement against Identix, of Sunnyvale, California, in the United States District Court for the Northern District of California. The complaint alleged that Identix willfully and deliberately infringed a Company patent and sought, among other things, an injunction prohibiting further infringement as well as unspecified monetary damages. Identix responded to the complaint alleging, among other purported defenses, non-infringement and patent invalidity. On August 27, 1996, the judge assigned to the case granted a partial summary judgment in favor of Identix, dismissing the Company's claims of patent infringement with respect to Identix's Touchprint 600 product line. A predecessor product, the Touchprint 900, received a similar ruling in favor of Identix on December 20, 1996. In January 1997, the Company filed an appeal of the court's decision of non-infringement. These appeals are decided by the Federal Circuit which is a Court of Appeals in Washington D.C. On October 8, 1997, the appeal was argued before the Court. As of the date of this Prospectus, no appellate decision has been issued. Further, a prediction of the final outcome of the appeal is not possible. In the event the Company does not prevail in this litigation, its competitive position could be adversely affected.

NO CASH DIVIDENDS

         The Company has paid no cash dividends on its Common Stock and does not intend to pay cash dividends in the foreseeable future. The Company presently intends to retain future earnings, if any, for use in its business.

IMPACT OF SALE OF SHARES; DILUTION DUE TO CONVERSION OF CONVERTIBLE DEBENTURES, AND EXERCISE OF OPTIONS AND WARRANTS

         As of December 1, 1997, the Company had 12,361,038 shares of Common Stock outstanding, and had warrants and options outstanding to purchase an additional 1,763,393 shares of Common Stock, a majority of which are exercisable at prices ranging from $1.875 to $3.125 per share. In addition, on December 1, 1997, the Company sold $500,000 principal amount of 8% Convertible Subordinated Debentures due 2000 (the "Debentures") which, if converted at December 1, 1997, would have resulted in the issuance of 318,878 shares of Common Stock. The Company may sell up to an additional $2.0 million of the Debentures. The conversion of such debt would be related to the fair market value of the Company's Common Stock at the time of issuance or conversion of such debt. The sale of the Common Stock offered hereby and the sale of additional Common Stock which may become eligible for sale in the public market from time to time upon conversion of debt and the exercise of warrants and options could have the effect of depressing the market price of the Company's Common Stock.

VOLATILITY OF MARKET PRICE OF COMMON STOCK

         From September 30, 1995 to September 30, 1997, the market price of the Company's Common Stock has varied significantly from $8.125 to $1.50 per share. Fluctuations in the market price may result from many factors, including but not limited to irregularities in quarter to quarter operating results, general market conditions, significant events and industry conditions, including activities of the various government agencies and activities of the Company's competitors. Some or all of the conditions which affect the market price are beyond the control of the Company and may result in adverse changes to the price of the Common Stock.

EFFECT OF CERTAIN ANTI-TAKEOVER LAWS AND STOCKHOLDERS' RIGHTS PLAN

         Certain provisions of the Delaware General Corporation Law and the Rights Agreement between the Company and Norwest Bank Minnesota, National Association, adopted by the Company effective May 2, 1996 (the "Rights Plan"), may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals. Section 203 of the Delaware General Corporation Law restricts business combinations with interested stockholders without board approval. Pursuant to the Rights Plan, the Company declared a dividend of one common share purchase right (the "Right") for each outstanding share of Common Stock. Each Right will entitle the holder thereof to purchase from the Company after the Distribution Date (as described below), a number of shares of Common Stock to be determined under the Rights Plan at an initial purchase price of $35, subject to adjustment. One additional Right is deemed delivered with each share of Common Stock subsequently issued by the Company. The Rights become exercisable on the first day after the earlier of (i) ten business days after the public announcement of the acquisition by a person or group of 15% or more of the outstanding Common Stock or (ii) ten business days after the commencement, or the first public announcement, of an intention to acquire through tender or exchange offer 15% or more of the outstanding Common Stock (the "Distribution Date"). In the event that the Company does not have sufficient authorized but unissued shares of Common Stock to permit the delivery of the required number of shares upon the exercise in full of the Rights, then each Right shall entitle the holder thereof to purchase the number of shares of Common Stock equal to a fraction determined under the

Rights Plan. As of the date hereof, the Company does not have sufficient authorized and unissued shares of Common Stock to fully implement the Rights Plan. The Rights Plan may discourage certain types of transactions involving an actual or potential change in control of the Company which could be beneficial to the Company or its stockholders.

                                 USE OF PROCEEDS

         The Shares offered hereby will be sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. See "Principal and Selling Stockholders."

                  MARKET FOR THE REGISTRANT'S COMMON EQUITY AND
                           RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

         The Company's Common Stock has been traded on the Nasdaq National Market System under the symbol "DBII." The following information sets forth the approximate high and low closing prices for the Common Stock for quarterly periods indicated as reported by the Nasdaq National Market System. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and do not necessarily represent actual transactions.

         Fiscal 1996                 High                Low
         -----------               --------           ---------
         First Quarter              $ 8.25             $ 5.25
         Second Quarter               5.88               2.63
         Third Quarter                8.75               3.13
         Fourth Quarter               6.63               3.00

         Fiscal 1997                 High                Low
         -----------               --------           ---------
         First Quarter              $ 3.88             $ 2.13
         Second Quarter               2.94               1.81
         Third Quarter                2.81               1.50
         Fourth Quarter               2.69               1.56


         Fiscal 1998                 High                Low
         -----------               --------           ---------
         First Quarter              $ 2.50             $ 1.25
         Second Quarter (through
         January 9, 1998)             1.50               1.28




         As of November 30, 1997, the Company had approximately 7,200 record holders of its Common Stock. The closing price of its Common Stock on January 9, 1998, as reported by the Nasdaq National Market System, was $1.28.


DIVIDEND POLICY

         Holders of Common Stock are entitled to such dividends as may be declared from funds legally available for such purpose by the Board of Directors in its sole discretion. The Company has never paid a dividend on its Common Stock and it is not anticipated that dividends will be paid in the foreseeable future. If, and to the extent that, any operating profits are realized, the Company intends to retain such profits for operating purposes.

                             SELECTED FINANCIAL DATA

         The following selected financial data of the Company as of and for each of the years in the five-year period ended September 30, 1997 has been derived from financial statements audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements and notes thereto included elsewhere in this Prospectus.

                                                                        YEAR ENDED SEPTEMBER 30
                                                                        -----------------------

                                                1997             1996             1995             1994             1993
                                            ------------     ------------     ------------     ------------     ------------
STATEMENT OF OPERATIONS DATA:

Revenues                                    $ 11,419,358     $  8,327,272     $  9,098,014     $  8,005,390     $  4,603,821

Cost of revenues                               8,811,271        6,181,481        5,273,412        4,997,103        2,631,860
Cost of revenues - non-recurring charges       1,529,118             --               --               --               --
                                            ------------     ------------     ------------     ------------     ------------
     Gross margin                              1,078,969        2,145,791        3,824,602        3,008,287        1,971,961
                                            ------------     ------------     ------------     ------------     ------------

Expenses:
     Sales and marketing                       2,057,099        3,369,441        2,394,916        1,786,075        1,157,439
     Engineering and development               2,526,346        4,569,751        2,854,592        3,618,385        2,022,521
     Depreciation and amortization               319,536        1,049,584          529,687          480,981          143,310
     General and administrative                2,043,954        2,753,444        1,700,017        1,296,864          972,644
     Non-recurring charges                       330,319             --               --               --               --
                                            ------------     ------------     ------------     ------------     ------------
         Total expenses                        7,277,254       11,742,220        7,479,212        7,182,305        4,295,914
                                            ------------     ------------     ------------     ------------     ------------

Loss from operations                          (6,198,285)      (9,596,429)      (3,654,610)      (4,174,018)      (2,323,953)
Other income (expense)                           (77,109)      (2,090,474)         330,055          376,703          259,410
                                            ------------     ------------     ------------     ------------     ------------
Net loss                                    $ (6,275,394)    $(11,686,903)    $ (3,324,555)    $ (3,797,315)    $ (2,064,543)
                                            ============     ============     ============     ============     ============
Net loss per common share                   $      (0.53)    $      (1.24)    $      (0.43)    $      (0.49)    $      (0.32)
                                            ============     ============     ============     ============     ============
Weighted average common shares                11,766,220        9,451,015        7,814,144        7,696,551        6,440,341
                                            ============     ============     ============     ============     ============


                                                                           AS OF SEPTEMBER 30
                                                                           ------------------

                                                1997             1996             1995             1994             1993
                                            ------------     ------------     ------------     ------------     ------------

BALANCE SHEET DATA:

Cash and cash equivalents                   $  1,891,397     $    466,990     $    367,866     $    592,971     $  4,485,606
Accounts receivable, net                       5,161,356        5,676,849        4,494,301        4,575,807        1,756,128
Inventory                                      2,294,593        3,633,659        1,875,682        2,539,479        1,660,885
Working capital                                6,131,758        5,506,587       13,493,690       11,864,794       14,048,363
Total assets                                  10,699,238       17,309,371       25,451,666       15,846,448       18,398,215
Long-term obligations                               --          2,374,739        8,863,578             --               --
Total liabilities                              3,533,990        6,853,999       12,362,412        2,077,368        1,495,057
Stockholders' equity                           7,165,248       10,455,372       13,089,254       13,769,080       16,903,158


The Company has paid no cash dividends on its Common Stock.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company at September 30, 1997, and as adjusted to reflect the sale of $500,000 of 8% Convertible Subordinated Debentures due 2000 on December 1, 1997 (see "Recent Financing").

                                                        September 30, 1997
                                                  -----------------------------
                                                                   Pro forma as
                                                     Actual          adjusted
                                                  ------------     ------------
Long-term obligations .........................   $         -0-    $    363,000
Stockholders' equity:
    Common Stock, par value $.01 per share;
       20,000,000 shares authorized; 12,361,038
       shares issued and outstanding, shares
       as adjusted (1) ........................        123,610          123,610
    Additional paid-in capital (2) ............     42,439,576       42,576,576
    Deferred compensation expense .............        (73,500)         (73,500)
    Unrealized losses on marketable securities          (1,639)          (1,639)
    Accumulated deficit .......................    (35,322,799)     (35,322,799)
                                                  ------------     ------------
       Total stockholders' equity .............      7,165,248        7,302,248
                                                  ------------     ------------
           Total capitalization ...............   $  7,165,248     $  7,665,248
                                                  ============     ============

-----------------
(1) Assumes no exercise of: (a) options outstanding at September 30, 1997 to purchase 1,182,500 shares of Common Stock; (b) warrants outstanding as of September 30, 1997 and warrants issued as of December 1, 1997 for the purchase of 140,000 shares of Common Stock; and (c) Common Stock which may be issued upon conversion of outstanding Debentures or upon conversion of up to $2,000,000 of additional Debentures which may be issued pursuant to the Convertible Subordinated Debenture Purchase Agreement. See "Recent Financing." See "Description of Capital Stock."

(2) An aggregate of $137,000 of the proceeds of the 8% Convertible Subordinated Debentures has been allocated to additional paid-in capital to reflect the beneficial in-the-money conversion feature contained in the Debentures, and the value of the detachable warrant to purchase 15,000 shares of the Company's Common Stock issued in connection with the Debentures.

RECENT FINANCING

         To provide additional working capital, on December 1, 1997, the Company entered into a convertible subordinated debenture purchase agreement ("Purchase Agreement") with KA Investment LDC ("KA"), providing for the Company's issuance and sale of up to an aggregate of $2,500,000 of the Debentures in tranches of $500,000 each. Debentures in the aggregate principal amount of $500,000 were sold to KA on December 1, 1997 (the "Tranche 1 Closing"). This Prospectus relates to Shares which may be sold by KA upon its conversion of the Debentures, the payment of interest on the Debentures in Shares, exercise of warrants issued to KA and Miller, Johnson & Kuehn, Incorporated ("MJK"), and is a part of the Company's registration statement filed pursuant to the Registration Rights Agreement dated December 1, 1997 (the "Registration Rights Agreement") entered into by and between the Company and KA. Additional Debentures in the aggregate principal amount of $500,000 and warrants may be sold by the Company to KA (each a "Tranche Closing") upon request of the Company within 90 to 120 days of the Tranche 1 Closing and each additional Tranche Closing, if the Company meets all conditions to issuance including, but not limited to, conditions requiring the Company to have effective and maintain a registration statement with the Commission covering 200% of the shares issuable upon conversion of all of: the Debentures, payment of interest thereon, and exercise of the warrants, and a requirement that the Company's market capitalization be at least $12.0 million. The Debentures issued to KA on the Tranche 1 Closing are convertible in whole or in part at the option of KA, with accrued interest, into Common Stock, at a conversion price equal to the lesser of $1.96 per share or 80% of the average closing bid price of the Common Stock for the five consecutive trading days preceding the conversion date of the Debentures. Future tranches may be convertible on a similar basis but the conversion prices will be related to the lesser of the market price on the issue date and the market price on the conversion date of the Debentures. The Company has the right, exercisable at any time upon two trading days notice to KA given at any time the Company receives a conversion notice and the conversion price in effect in connection with such conversion notice is less than $1.25, to repay, from funds legally available therefor at the time of such repayment, all or any portion of the outstanding principal amount of the Debentures which have been tendered for conversion, at a price equal to the sum of 120% of the aggregate principal amount of Debentures to be repaid. In connection with the Purchase Agreement, the Company has agreed to issue Debentures to KA upon the sale of each tranche, together with warrants to purchase 15,000 shares of Common Stock exercisable for up to five years at $2.50 per share, up to a maximum of 75,000 shares of Common Stock. Net proceeds to the Company will be used for working capital, business development and other general corporate purposes.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         This report contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements include statements regarding intent, belief, or current expectations of the Company and its management and are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Stockholders and prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that may cause the Company's actual results to differ materially from the results discussed in the forward-looking statements. See "Risk Factors."

         The Company is a developer, assembler, marketer and integrator of computer-based products and services for the identification of individuals. Most of the Company's sales have been to state and local law enforcement agencies and, to date, have consisted primarily of TENPRINTER systems and related peripheral equipment, software and services.

         The law enforcement market and the government procurement process is subject to budgetary, economic and political considerations which may vary significantly from state to state and among different agencies. These market characteristics, along with the recent and continuing development of and competition within the live-scan electronic fingerprint industry, have resulted in and are expected to continue to result in an irregular revenue cycle for the Company and, therefore, any prediction of future trends is inherently difficult.

         The Company generally recognizes product sales on the date of shipment, although recognition at some later milestone is not uncommon based on the terms of specific customer contracts. The Company's standard terms of sale are payment due net in thirty days, f.o.b. Digital Biometrics, Inc. Terms of sale and shipment for certain procurements by municipal or other government agencies may, however, be subject to negotiation which consequently may affect the Company's timing and criteria for revenue recognition. Revenue under contracts where a performance bond, collateral or customer acceptance is required is not recognized until collateral requirements have been satisfied and customer acceptance has occurred. In cases where the Company is required to purchase a performance bond or to deposit collateral in accordance with the terms of a contract, the Company's policy is to defer revenues under such contracts until the amount shipped exceeds the amount of the performance collateral or until the security is released by the bonding company.

         Maintenance revenues are recognized over the life of the contract on a straight-line basis.

RESULTS OF OPERATIONS

FISCAL 1997 COMPARED TO FISCAL 1996

         Total revenues in 1997 increased by 37% to $11,419,000 from $8,327,000 in 1996 due primarily to an increase in the number of TENPRINTER systems sold, partially offset by volume and trade-in discounts. The increase in identification system product revenues from $6,821,000 in 1996 to $9,712,000 in 1997 resulted from an increase in sales of TENPRINTER systems, partially offset by volume and trade-in discounts. Product maintenance and service revenues increased from $1,506,000 in 1996 to $1,707,000 in 1997, due primarily to a larger installed base of TENPRINTER systems. Sales to three customers in 1997 accounted for 17%, 14% and 12% of total revenues. Sales to two customers in 1996 accounted for 18% and 12% of total revenues.

         Gross margins for 1997 and 1996 were 9% and 26% of revenues, respectively. Gross margin for 1997 includes non-recurring charges of $1,529,000 ($.13 per share) recognized during the third quarter comprised of $838,000 of inventory adjustments mainly due to technical obsolescence, $524,000 of warranty reserve funding for warranty items mainly associated with the introduction and rollout of the S-Series, $132,000 for estimated committed losses on maintenance contracts, and $35,000 for the write-off of tooling. Gross margin for 1996 includes a write-off of $350,000 for excess field service spare parts related to previous generations of TENPRINTER products.

         Gross margins on identification system product revenues were 19% in 1997 compared to 44% in 1996 (including the impact of the relevant 1997 non-recurring charges). This decrease is due primarily to the impact of 1997 non-recurring charges, volume discounts offered to certain customers, and installation and warranty costs on S-Series TENPRINTER systems.

         Product maintenance and support margins for 1997 (including the impact of relevant 1997 non-recurring changes) and 1996 were (47%) and (57%) of maintenance and support revenues, respectively. Product maintenance costs for 1996 include a write-off of $350,000 for excess field service spare parts related to previous generations of TENPRINTER products.

         Sales and marketing expenses decreased to 18% of total revenues in 1997 from 40% in 1996 due primarily to higher revenues, reduced demonstration equipment expense, reduced charges for the allowance for doubtful accounts and, to a lesser extent, a reduction in personnel and related expenses during fiscal 1997. Sales and marketing expenses in 1996 include a write-off of $282,000 related to previous generation TENPRINTER system demonstration equipment and a charge of $540,000 related to an increase for the allowance for doubtful accounts.

         Engineering and development expenses decreased to 22% of total revenues in 1997 from 55% in 1996 largely due to increased revenues and lower S-Series and TRAK-21 development expenses. Engineering and development expenses during 1996 include charges of $374,000 related to adjustments of unreimbursed manufacturing setup costs of an international development project, and are net of reimbursements for international development costs of $88,000.

         Depreciation and amortization costs for 1996 include a write-off of $549,000 for unamortized software of information systems products no longer actively marketed.

         General and administrative expenses in 1997 decreased to 18% of total revenues from 33% in 1996 primarily due to higher revenues, reduced legal costs of a patent infringement suit brought by the Company against a competitor and a 1996 charge of $380,000 related to CEO transition costs.

         Operating expenses during fiscal 1997 include non-recurring and non-cash charges of $330,000 recognized during the third quarter for the write-off of assets with no future value and, to a lesser extent, equipment disposals.

         Interest income decreased to $230,000 in fiscal 1997 from $586,000 in fiscal 1996, primarily as a result of lower balances of marketable securities. Interest expense decreased to $300,000 in fiscal 1997 from $2,676,000 in fiscal 1996, primarily due to a non-cash charge of $1,924,000 during fiscal 1996 for the intrinsic value of the beneficial conversion feature of the 1995 Convertible Debentures, and to a lesser extent, conversions of the 1995 Convertible Debentures.

FISCAL 1996 COMPARED TO FISCAL 1995

         Fiscal 1996 operating results include a fourth quarter charge of $2,474,000 ($.26 per share) related to a review of strategies and refocusing of the business conducted by prior management. This charge includes severance expenses, write-off of excess and obsolete inventory and demonstration equipment resulting from the introduction of the Company's new S-Series TENPRINTER, an increase in the allowance for doubtful accounts, unreimbursed international development costs and the write-off of unamortized technology rights as a result of the Company's decision in the fourth quarter to no longer pursue the technology acquired in the Design Data acquisition in 1994.

         Total revenues in 1996 decreased to $8,327,000 from $9,098,000 in 1995 due primarily to the inclusion in prior year revenues of $1,800,000 in fees related to an international development project. The increase in identification system product revenues from $6,069,000 in 1995 to $6,821,000 in 1996 resulted from an increase in sales of TENPRINTER systems partially offset by lower 1996 average selling prices. Product maintenance and service revenues increased from $1,229,000 in 1995 to $1,506,000 in 1996, due primarily to a larger installed base of TENPRINTER systems. Sales to two customers in 1996 accounted for 18% and 12% of total sales. Sales to two customers in 1995 accounted for 29% and 23% of total revenues.

         Gross margins for 1996 and 1995 were 26% and 42% of revenues, respectively. Gross margin for 1996 includes a fourth quarter write-off of $350,000 for excess field service spare parts related to previous generations of TENPRINTER products.

         Gross margins on identification system product revenues were 44% in 1996 compared with 50% in 1995. This decrease is due primarily to costs related to a six-month delay in the introduction of the S-Series TENPRINTER system. During this six-month period there were only nominal TENPRINTER system deliveries. The fourth quarter in particular was impacted with high initial costs of product introduction, including training and installation of field service providers.

         Product maintenance and support margins for 1996 and 1995 were (57%) and (34%) of maintenance and support revenues, respectively. The increased costs of product maintenance and support are due primarily to costs associated with the establishment of a field service office in Southern California. Product maintenance costs for 1996 also include a fourth quarter write-off of $350,000 for excess field service spare parts related to previous generations of TENPRINTER products.

         Sales and marketing expenses increased to 40% of total revenues in 1996 from 26% in 1995 due primarily to increased international marketing efforts, S-Series promotional expenses, a fourth quarter write-off of $282,000 related to previous generation TENPRINTER system demonstration equipment and a fourth quarter charge of $540,000 related to an increase in the allowance for doubtful accounts.

         Engineering and development expenses increased to 55% of total revenues in 1996 from 31% in 1995. Engineering and development expenses during 1996 include fourth quarter charges of $374,000 related to adjustments of unreimbursed manufacturing setup costs of an international development project. After adjustment, engineering and development expenses for 1996 and 1995 are net of reimbursements for international development costs of $88,000 and $773,000, respectively.

         Depreciation and amortization costs include a fourth quarter write-off of $549,000 for unamortized software of information systems products no longer actively marketed. General and administrative expenses in 1996 increased to 33% of total sales from 19% in 1995 due primarily to $757,000 of legal costs associated with a patent infringement suit brought by the Company against a competitor and a fourth quarter charge of $380,000 related to CEO transition costs.

         Interest income increased to $586,000 in fiscal 1996 from $378,000 in fiscal 1995, primarily as a result of increased levels of marketable securities. Interest expense increased to $2,676,000 in fiscal 1996 from $48,000 in fiscal 1995, due to interest expense on the 1995 8% Convertible Debentures and a non-cash charge of $1,924,000 for the intrinsic value of the beneficial conversion feature of the 1995 Convertible Debentures.

INFLATION

         The Company does not believe inflation has significantly impacted revenues or expenses.

NET OPERATING LOSS CARRYFORWARDS

         At September 30, 1997, the Company has carryforwards of net operating losses of approximately $30,700,000 that may allow the Company to reduce future income taxes that would otherwise be payable. Of this amount approximately $2,200,000 relates to compensation associated with the exercise of non-qualified stock options which, when realized, would result in approximately $880,000 credited to additional paid-in capital. The carryforwards expire annually beginning in 1999. The annual limitation on use of net operating losses is calculated by multiplying the value of the corporation immediately prior to the change in ownership by the long-term federal tax exempt rate. A total of $3,700,000 of the net operating loss carryforwards at September 30, 1997 is subject to an annual net operating loss limitation, estimated at $350,000, resulting from the change in control of the Company which occurred, for income tax purposes, on December 14, 1990, the date of the Company's initial public offering. If the limited carryforward amount for any tax year exceeds the regular taxable income for such year, then the unused portion may generally be carried forward to increase the annual limitation for the following year. Utilization of net operating losses aggregating $27,000,000 which were incurred subsequent to the change of ownership are not limited. However, any future ownership change could create a limitation with respect to these loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

GENERAL

         For the period from the Company's inception in 1985 through September 30, 1997, the Company's cumulative deficit was $35,323,000. Losses are expected to continue until revenues and gross margin from sales of the Company's current and future products and services are sufficient to cover the level of operating expenses required for the Company's operations.

         The Company's business has included large contract awards from international, state and local law enforcement agencies and it is expected that this will continue. Collection of receivables related to billings of these contract amounts is often protracted. See "Risk Factors - Working Capital and Liquidity - Local Government Credit Considerations."

         The Company entered into a receivables financing line of credit effective October 1, 1996, for the lesser of eligible receivables or $3,500,000 with Norwest Business Credit. Borrowings under this line of credit are secured by all assets of the Company. The line bears interest at 1.5% above the prime rate (8.5% at September 30, 1997), is payable upon demand and expires in January 1998. The Company elected to use the proceeds from the sale of marketable securities to pay off all borrowings under this line of credit at September 30, 1997. For the period from September 30, 1997 through January 31, 1998, the minimum interest shall be $10,000 per the terms of the agreement. The Company anticipates renewal of the line upon expiration.

         The Company had a $4,000,000 line of credit with Norwest Bank Minnesota N.A. Borrowings under this line of credit were secured by marketable securities and were limited to 80% of the market value of marketable securities held as collateral by the bank. The Company elected to use the proceeds from the sale of marketable securities during fiscal 1997 to pay off all borrowings under the line at September 30, 1997 and terminate the line.

         The Company has a $200,000 line of credit with First Bank Minneapolis, secured by cash deposits. Borrowings under the line bear interest at the prime rate (8.5% on September 30, 1997), are payable upon demand and expires in March, 1998. There were no borrowings under the line at September 30, 1997.

ISSUANCE OF 8% CONVERTIBLE SUBORDINATED DEBENTURES AND WARRANTS SUBSEQUENT TO FISCAL YEAR END

         To provide additional working capital, the Company entered into the Purchase Agreement on December 1, 1997, providing for the Company's issuance and sale of up to an aggregate of $2,500,000 of the Debentures in tranches of $500,000 each. Debentures in the aggregate principal amount of $500,000 were sold to KA on December 1, 1997 (the "Tranche 1 Closing"). Additional Debentures in the aggregate principal amount of $500,000 and warrants may be sold by the Company to KA (each a "Tranche Closing") may be issued upon request of the Company within 90 to 120 days of the Tranche 1 Closing and each additional Tranche Closing, if the Company meets all conditions to issuance including, but not limited to, conditions requiring the Company to have effective and maintain a registration statement with the Commission covering shares issuable upon conversion of the Debentures, payment of interest thereon and exercise of the warrants and a requirement that the Company's market capitalization be at least $12.0 million. The Debentures issued to KA on the Tranche 1 Closing are convertible in whole or in part at the option of the holder, with accrued interest, into Common Stock, at a conversion price equal to the lesser of $1.96 per share or 80% of the average closing bid price of the Common Stock for the five consecutive trading days preceding the conversion date of the Debenture. Future tranches may be convertible on a similar basis but the conversion prices will be related to the lesser of the market price on the issue date and the market price on the conversion date of the Debentures. Warrants for the purchase of 15,000 shares of Common Stock are required to be issued with each tranche. The Company has the right, exercisable at any time upon two trading days notice to the purchaser of the Debentures given at any time the Company receives a conversion notice and the conversion price in effect in connection with such conversion notice is less than $1.25, to repay, from funds legally available therefor at the time of such repayment, all or any portion of the outstanding principal amount of the Debentures which have been tendered for conversion, at a price equal to the sum of 120% of the aggregate principal amount of Debentures to be repaid. In connection with the Purchase Agreement, the Company has agreed to issue to the purchaser of the Debentures, upon the sale of each tranche, warrants to purchase 15,000 shares of Common Stock exercisable for up to five years at $2.50 per share up to a maximum of 75,000 shares of Common Stock. Also, in connection with the transaction, the Company paid $40,000 in fees to an investment banking firm, MJK, and issued a warrant to purchase 125,000 shares of Common Stock at an exercise price of $2.00 per share (the "MJK Warrant"). The estimated value of this warrant is $87,500 which is a debt issuance cost to be written off to interest expense and over the term of the Debentures. The Purchase Agreement includes a beneficial conversion feature. The intrinsic value of the beneficial conversion feature of each tranche will be allocated to additional paid-in capital with the resulting discount on the debt resulting in a non-cash interest expense charge to earnings
(loss) over the vesting period of the conversion feature. The intrinsic value of the conversion feature of the first tranche is $125,000. Net proceeds to the Company will be used for working capital, the development of new business opportunities, and other general corporate purposes.

ANALYSIS OF CASH FLOWS FROM OPERATIONS

         Net cash used in operating activities was $2,652,000 and $9,374,000 for the years ended September 30, 1997 and 1996, respectively. The decrease in cash used in operating activities was primarily a result of the decreased net loss in fiscal 1997 adjusted for changes in operating assets and liabilities. Cash flows from changes in operating assets and liabilities changed from cash used of $3,016,000 in fiscal 1996 to $2,389,000 of cash provided in fiscal 1997. This $5,405,000 change in cash flow from operating assets and liabilities resulted primarily from improved accounts receivable and inventory balances.

         Net cash provided by investing activities was $5,289,000 for the year ended September 30, 1997 as compared with $757,000 of net cash used in investing activities for the year ended September 30, 1996. The change was primarily due to proceeds from paydowns and sales of marketable securities, and to a lesser extent, reduced capital expenditures in fiscal 1997. Capital expenditures in 1996 were primarily for engineering and manufacturing test fixtures. The Company's business does not require significant amounts of cash for capital expenditures because substantial amounts of the manufacturing and assembly processes utilized in the production of current products are performed by outside vendors, as directed by the Company. Specifically, the Company purchases electronics modules and standard mechanical assemblies from manufacturers of such goods. In addition, sheet metal components, optical components and specialized electronics modules are designed by the Company and manufactured to the Company's specifications by outside sources.

         Net cash used in financing activities was $1,213,000 for the year ended September 30, 1997 as compared to net cash provided by financing activities of $10,230,000 in 1996. Borrowings under lines of credit were $1,255,000 at September 30, 1996. On September 29, 1995, the Company completed a private placement to offshore accredited investors of $10,900,000 of 8% Convertible Debentures due September 29, 1998 (the "1995 Debentures"), all of which were converted to 4,237,748 shares of common stock as of September 30, 1997. The average conversion price was $2.70 per share. Net proceeds to the Company during fiscal 1996 after placement fees but before legal and other expenses were $10,109,750. Interest accrued on the 1995 Debentures was also payable in Common Stock at the time of conversion at the conversion price as described above. In addition to the cash placement fee, a warrant to purchase 112,893 shares of the Company's Common Stock at $8.40 per share was granted to the placement agent for this offering. The warrant was valued at $112,893, which is reflected as a discount on the 1995 Debentures and was amortized as interest expense over the term of the 1995 Debentures. The intrinsic value of the beneficial conversion feature was allocated to additional paid-in capital with the resulting discount on the debt resulting in a non-cash interest expense charge to earnings (loss) over the vesting period of the conversion feature. Net proceeds to the Company were used for working capital, product development and other corporate purposes.

         At September 30, 1997, the Company had $1,891,000 in cash and cash equivalents and $155,000 in marketable securities which are classified as available for sale. The unrealized loss on marketable securities was $135,000 at September 30, 1996 and immaterial at September 30, 1997. These marketable securities were collateral for borrowings under a line of credit. Virtually all of the marketable securities were sold during fiscal 1997 with the proceeds used to pay off all borrowings under the Norwest lines of credit. There were no borrowings under lines of credit at September 30, 1997.

                                    BUSINESS

GENERAL

         The Company develops, manufactures, markets and integrates computer-based products and services for the identification of individuals. The Company is a leading vendor of products employing "biometric" technology, the science of the identification of individuals through the measurement of distinguishing biological characteristics. The Company's principal product is the TENPRINTER system for "live-scan" fingerprint capture used mainly in law-enforcement applications. The TENPRINTER is a computer-based system with patented high-resolution optics which captures, digitizes, prints and transmits forensic-grade fingerprint images. The Company also offers high-resolution single-fingerprint capture products for commercial and governmental identification applications and has recently established a systems integration services business focused on the integration of biometric and other identification technologies into applications for government and commercial markets.

         During fiscal 1997, virtually all of the Company's revenues were derived from sales of TENPRINTER systems and related maintenance fees. Approximately 89% of customer accounts receivable at September 30, 1997 were from government agencies, of which 39% was from a single customer. For the years ended September 30, 1997, 1996 and 1995, sales to three customers in 1997 accounted for 43% of revenues, sales to two customers in 1996 accounted for 30%, and sales to two customers in 1995 accounted for 52%, respectively. Export sales were 5%, 15% and 21% of total revenues, for the years ended September 30, 1997, 1996 and 1995, respectively.

         The Company has also developed a prototype player tracking system for the gaming industry called TRAK-21. The Company has reached an agreement in principle with Grand Casinos, Inc. to create a joint venture to carry out the productization of TRAK-21. It is anticipated that the joint venture will be responsible for marketing of the resultant product.

         The Company's strategy is to continue to market TENPRINTER systems to law enforcement agencies, but also to expand the Company's product and services offerings as well as the markets which the Company serves. The law enforcement market for biometric products is well established. The Company believes that there is increasing interest from other governmental and commercial markets to employ biometric identification technologies and products to improve security and to assure proper access. The Company intends to aggressively pursue these emerging opportunities.

BIOMETRIC TECHNOLOGIES

         The Company develops, manufactures, markets and integrates products in the field of "biometrics," the science of the identification of individuals through the measurement of distinguishing biological characteristics. This field consists of a variety of techniques at various stages of technical maturity and market acceptance. These techniques include fingerprinting, voice recognition, retinal and iris scanning, DNA analysis, facial and hand geometry, and handwriting analysis. A number of these techniques have been incorporated into a variety of computer-based hardware and software measurement technologies. The goal is that when used with databases of characteristics, which previously have been positively linked to specific individuals, these products enable the positive identification of an individual whose identity is under scrutiny. The Company believes the quality and reliability of the various non-fingerprint techniques range widely.

         For over a century, fingerprints have been and remain the method of choice to positively identify individuals. Forensic scientists endeavor to match latent fingerprints lifted from crime scenes with the fingerprints of suspected perpetrators. Criminal courts throughout the world accept the testimony of fingerprint experts and countless convictions have been achieved on the basis of fingerprint evidence. The computerization of fingerprint identification methods has greatly increased the speed of criminal identification processes and has been widely accepted in the law enforcement community. As yet, none of the other biometric identification technologies has achieved the degree of acceptance of fingerprints in law enforcement or any other markets.

         The Company currently offers products that employ "forensic-quality" fingerprint capture technologies. Forensic quality refers to the resolution and pixel gray-scale depth of the image. The Company's products have been employed by law enforcement organizations in a number of states and foreign countries since 1988.

LAW ENFORCEMENT AND REGULATORY AGENCY MARKETS

         Fingerprint identification was the first biometric technique to achieve widespread acceptance. Prior to the introduction of sophisticated computer-based fingerprint capture and matching technologies, manually taken fingerprints were manually cross-checked against collections of paper-and-ink fingerprint records to identify individuals and to positively associate them with crime scenes. In the United States, over 8,500,000 fingerprint cards are submitted every year to the Federal Bureau of Investigation (FBI), and thousands are collected by state and local law enforcement agencies. To manage these large quantities of data, computerized databases for fingerprint classification and identification were introduced in the 1970s. These systems, known as Automatic Fingerprint Identification Systems ("AFIS"), greatly improved the speed and efficiency of fingerprint searches. Current AFIS systems are capable of performing several thousand comparisons of fingerprints per second. These systems present a trained fingerprint examiner with a short list of candidate prints from which the examiner makes a final visual determination of whether two prints are identical.

         AFIS systems are provided by a number of vendors, including NEC Technologies, Morpho/SAGEM, Printrak, TRW and others. The Company does not provide AFIS systems.

         With the introduction of AFIS systems it became apparent that, in practice, the quality of fingerprints taken using the traditional paper-and-ink method was often inadequate to meet the needs of this sophisticated technology. An unacceptably high percentage of conventionally inked fingerprints could not be read properly by AFIS systems because of poor image quality. In response to this problem, the Company and its competitors introduced sophisticated computer-based imaging systems to capture and digitize fingerprints. This process yields a much higher level of so-called "minutia" points, which are the basis for the identification techniques used by AFIS systems.

         The Company's TENPRINTER system consistently generates high quality fingerprint data, which at the user's option, may be transmitted over telephone lines to any location, including AFIS sites, other databases, or the FBI, or may be printed out locally and/or at remote locations on any number of card formats. The TENPRINTER system also permits the booking officer to review the quality of the prints as they are being taken, enabling the officer to screen out poor quality prints without having to redo the entire fingerprint card, thus improving the productivity of the booking process.

         The Company's sales have historically included large purchases by a relatively small number of customers. For the fiscal years ended September 30, 1997, 1996 and 1995 sales to three customers in 1997, two customers in 1996 and two customers in 1995 accounted for 43%, 30% and 52%, respectively, of annual revenues. This concentration of sales among few relatively large customers may continue in the foreseeable future. Furthermore, the nature of the law enforcement market and the government procurement process is expected to result in a continued irregular and unpredictable revenue cycle in this business segment for the Company.

PRODUCTS

THE TENPRINTER SYSTEM

         The Company's principal product, the TENPRINTER, is designed and marketed mainly as an input device to AFIS systems. Several large manufacturers produce and sell AFIS systems, which are computerized central fingerprint database systems capable of storing fingerprint information for an entire demographic unit such as a city, county, state or country. AFIS systems are designed to facilitate the work of a law enforcement agency's fingerprint technicians. An AFIS system is capable of electronically comparing a given set of fingerprints against all fingerprints in its database and producing a short list of potentially matching candidate prints. A fingerprint technician then visually compares the AFIS results with the fingerprints in question. Optimal use of an AFIS system depends in part on the clarity of the fingerprint images that are input to the AFIS. The TENPRINTER system consistently produces fingerprint images of higher clarity than those achieved by conventional "paper-and-ink" methods and is being marketed as a more accurate input to AFIS systems.

         The TENPRINTER system is a computer-based inkless live-scan system that electronically captures a fingerprint and creates a digital image. Fingerprints are captured by placing the fingers of a subject on a contact surface of an optical assembly. The optical image is converted into a digital image by an electronic photo-imaging detector. The digital image produced by the TENPRINTER system may be sent directly to the AFIS site by means of telecommunications or may be printed on a law enforcement agency's fingerprint cards. In the gray-scale printing technology available with the TENPRINTER system, the printed fingerprint includes the nuances normally seen in a conventional "paper-and-ink" fingerprint.

         While prices of AFIS systems and live-scan systems vary widely depending on the configuration of the systems, AFIS systems cost from $500,000 to several million dollars while live-scan systems are priced between approximately $30,000 and $80,000 per unit. The primary target market for the TENPRINTER is state and local law enforcement agencies that have purchased, are purchasing or have access to, AFIS systems. The assistance and support of the AFIS vendor is frequently important in the sale and installation of live-scan systems.

         Law enforcement agencies submit one copy of a fingerprint card to the FBI for every suspect charged with a felony. Over 8,500,000 such cards are submitted to the FBI each year. As a result, the FBI plays an important role in the fingerprint identification process in the United States. The FBI has put into place an extensive testing process for live-scan systems. When a live-scan system passes the testing process, the FBI will accept cards produced by that live-scan for submission to the FBI's Identification Division and for retention in the Division files. The Company's TENPRINTER system has received accreditation under the FBI Image Quality Standards ("IQS"). To the best of the Company's knowledge, competitors also have received or are in process of receiving such approval. Regulatory standards such as IQS continue to evolve and there can be no assurance that the Company will be able, without significant cost and expense, to comply with future requirements.

         The FBI has awarded contracts in connection with a multi-phase program of its well-publicized fingerprint automation and revitalization project which, when operational, will involve the paperless utilization of fingerprint data and, ultimately, the capability to eliminate fingerprint cards at the FBI level. The FBI system will accept electronic fingerprint images such as those produced by live-scan equipment or similar technologies and will replace the current card-based system in Washington with a new facility in West Virginia. The FBI has stated that 62,000 contributors currently submit fingerprint cards to the FBI. The Company believes that when the FBI's new system becomes operational, it may have a positive impact on demand for live-scan equipment.

OTHER PRODUCTS FOR LAW ENFORCEMENT

         The SQUID(R) system is a lightweight, portable, hand-held unit designed for use in the patrol car. The SQUID system captures "on-the-spot" fingerprints which can then be relayed from the patrol car to a communications center where identification can take place. This product will permit patrol officers to obtain positive identification without transporting suspects to the police station. The SQUID system is being designed and manufactured to specifications of the FBI NCIC 2000 project which is currently planned to be operational in 1999. The SQUID system is currently being marketed on a limited basis.

         The Company has offered software development services and internally-developed mugshot products to a limited number of customers.

ANCILLARY PRODUCTS

         The Company's TENPRINTER systems are normally configured in networked environments. Digitized TENPRINTER fingerprint records are frequently transmitted to multiple destinations, including central sites for printing and one or more criminal record databases, including AFIS systems. The Company has developed several ancillary products sold in conjunction with the TENPRINTER which facilitate central printing and remote transmission of digitized fingerprint images. The Company also offers various software programs which enhance the functionality of the TENPRINTER.

ASSEMBLY, INSTALLATION AND MAINTENANCE

         The Company's TENPRINTER systems are assembled from purchased components at its facility in Minnetonka, Minnesota. Other than prototypes, for which the development time may vary, the time required for product delivery averages approximately 60 days from the date a purchase order is received.

         TENPRINTER systems are installed by Company employees or contractors. Installation has frequently required implementation into customer network configurations, many of which are complex. The Company has historically provided these services at little or no additional charge to the customer. Management intends to negotiate future orders requiring customers to compensate the Company for such services, although there can be no assurance that this will be accepted.

         The Company offers various levels of maintenance service for its equipment, which are delivered by Company employees or third party maintenance providers. These services have historically been provided, in the aggregate, below the Company's fully loaded cost. Management intends to change maintenance pricing to achieve profitability, although there can be no assurance that this effort will be successful.

SALES AND DISTRIBUTION

         The Company sells TENPRINTER systems directly to end users through a direct sales force and through partnering relationships with AFIS suppliers including NEC Technologies and Morpho/SAGEM. Relationships with AFIS vendors are an important means of distribution to many customers and, consequently, are key to the Company. Furthermore, live-scan products must deliver output to AFIS systems, thereby requiring a technical relationship between the Company and AFIS suppliers to assure proper integration of TENPRINTER installations with the requirements of AFIS systems. See the section on "Competition" which follows.

COMPETITION

         The market for live-scan systems is competitive. Live-scan products are offered by several companies including Identix and Printrak. NEC Technologies is both a strategic partner and in certain circumstances a competitor. The Company competes in the live-scan market primarily on the basis of image quality, features, performance, service and support and price.

         Continued growth in demand for live-scan fingerprint systems may attract additional competition. The vendors of AFIS systems are logical participants in the live-scan market, as evidenced by the entry of Printrak into the live-scan market and the marketing by NEC Technologies of a live-scan product, the LS-21, which includes features and components currently sourced from Identix. Other AFIS vendors and other potential additional competitors could enter the law enforcement market, and may have financial and other resources significantly greater than those of the Company.

         Also see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SUPPLIERS

         The Company buys substantially all components of the TENPRINTER system from outside suppliers for assembly and testing by the Company. Some of these components are designed by the Company and/or are custom manufactured to its specifications. The Company may specify parts used in such components. The Company inspects and tests incoming parts and components, and conducts test and burn-in procedures on assembled finished products. Certain components used in manufacturing of TENPRINTER systems are currently supplied by a single vendor to obtain volume economies. Secondary sources are available but would take several months to bring into production. Delays in product deliveries to customers could occur until the secondary sources are secured.

COMMERCIAL MARKETS

SINGLE FINGERPRINT CAPTURE DEVICES

         Digital Biometrics has leveraged its expertise in forensic-quality fingerprint capture technology to create two forensic-quality single fingerprint capture devices, the FC-21(TM) and FC-22(TM). The FC series single fingerprint capture units have been marketed on a limited basis and are priced approximately from $1,250 to $2,500 per unit.

         Demand for single fingerprint capture devices for commercial applications appears to be growing. The Company is evaluating a more aggressive marketing effort of its FC products in commercial markets.

SYSTEMS INTEGRATION

         In December 1997, the Company formed the Integrated Identification Solutions Division to provide systems integration services to commercial clients. The business objective of this division is to address what the Company believes is growing interest in the integration of biometric identification techniques into commercial applications which require heightened security than is currently available through traditional techniques such as personal identification numbers (PINs) and passwords. It is anticipated that this division may also provide integration services to governmental customers including law enforcement organizations.

         The Company believes that it has a strong basis for competition in the systems integration business due to its focus on biometric identification. However, the systems integration business is competitive and includes many firms with substantially greater resources than the Company.

BACKLOG

         At September 30, 1997, the Company's firm backlog of orders for TENPRINTER systems and related products was approximately $2,282,000, as compared to a backlog of approximately $3,773,000 at September 30, 1996.

GAMING

         Digital Biometrics has developed a prototype blackjack table wagering data capture system called TRAK-21. The TRAK-21 system was developed to enable casinos to track the wagering activity of its blackjack patrons. The Company has derived no revenues to date from this system. In November 1997, the Company announced an agreement in principle with Grand Casinos, Inc. to form a joint venture for the commercialization of this system. It is anticipated that if the system is successfully productized that the joint venture company will market the system to the gaming industry.

         There are a variety of companies providing blackjack player tracking information and capabilities to the gaming industry, the most prominent of which is Mikohn Gaming Corporation. The TRAK-21 Player Tracking System uses high-level image processing for automatically calculating wagers, which differentiates TRAK-21 from other systems (including Mikohn's) which use table and chip sensors to track player wagering.

         Components necessary for the manufacture of TRAK-21 systems are anticipated to be primarily standard parts available from a variety of suppliers.

YEAR 2000 COMPLIANCE

         In June 1996, the Company began converting its computer systems enabling proper processing of transactions in the Year 2000 and beyond. The operating system vendor has made software upgrades available to make its software compatible with Year 2000. The Company will also test its application software to ensure compatibility with Year 2000. The Company presently believes that, with modifications to existing software and conversions to new software, Year 2000 compatibility will not pose significant operational problems for the Company's computer systems as so modified and converted, although there can be no assurance that unforeseen difficulties or costs will not arise.

PROPRIETARY TECHNOLOGY

         The Company owns federally registered trademarks for the marks, TENPRINTER, the Company's mechanical hand logo, and SQUID. The Company has applied for a trademark registration for the mark TRAK-21. The Company also claims trademark rights in the product names FC-5, FC-6, FC-7, FC-11, FC-21 and FC-22, but has not filed federal trademark applications for such marks.

         The Company owns several United States patents and has U.S. patent applications pending which cover technology currently employed in its products. The Company has also filed for patent protection in several foreign countries. Although additional features of the Company's products may be patentable, the Company has chosen to preserve these features as trade secrets rather than applying for patent protection. The Company has obtained signed confidentiality agreements from all employees and from independent consultants who have access to confidential information.

         The Company is in the appeals process regarding a claim of patent infringement against a competitor. See "Item 3. Legal Proceedings."

EMPLOYEES

         At November 30, 1997, the Company employed 81 persons on a full-time basis, none of whom is represented by a union. Of these persons, six have general management responsibilities and the remainder perform sales, marketing, engineering, customer service, assembly, or administrative functions. From time to time to meet critical demands, the Company has utilized additional individuals to perform services for the Company on a part-time or a consulting basis. Personnel will be hired in the future as the Company deems necessary. The Company believes that its employee relations are good.

         All employees of the Company have executed agreements which provide for the confidentiality of Company proprietary information and the ownership by the Company of inventions developed using Company resources.

PROPERTIES

         The Company does not own any real properties. The Company's primary offices and facilities are located in approximately 31,000 square feet of space in an industrial park at 5600 Rowland Road, Minnetonka, Minnesota. The space is occupied under a lease expiring on April 30, 2001, and is believed to be adequate for the Company's current business needs.

         A field service and sales office is located in Los Angeles, California in approximately 3,400 square feet of space in an industrial office park. This space is occupied under a lease that expired in December 1997. This lease is a year-to-year arrangement, and is currently under negotiation for renewal.

LEGAL PROCEEDINGS

         On June 1, 1995, the Company filed a complaint for patent infringement against Identix, Inc., of Sunnyvale, California, in the U.S. District Court for the Northern District of California. The complaint alleges that Identix willfully and deliberately infringed a Company patent through the manufacture, use and/or sale of competing products. The alleged infringement pertains to how rolled fingerprint images are obtained optically and how they are mathematically represented in storage. The Identix TP-600 and TP-900 devices are both alleged to infringe on the Company patent. This technology is a fundamental aspect of the fingerprint capture task in forensic quality live-scan. The complaint seeks, among other things, an injunction prohibiting further infringement as well as unspecified monetary damages. Identix responded to the complaint alleging, among other purported defenses, non-infringement and patent invalidity.

         On August 27, 1996, the judge assigned to the case granted a partial summary judgment in favor of Identix, dismissing the Company's claims of patent infringement with respect to the Identix Touchprint 600 product line. A predecessor product, the Touchprint 900, received a similar ruling in favor of Identix on December 20, 1996. In January 1997, the Company filed an appeal of the court's decision of non-infringement. These appeals are decided by the Federal Circuit which is a Court of Appeals in Washington D.C. On October 8, 1997, the appeal was argued before the Court. As of the date of this Prospectus no appellate decision has been issued. Further, a prediction of the final outcome of the appeal is not possible. In the event the Company does not prevail in this litigation, its competitive position could be adversely affected.

         Except for the foregoing, there are no material lawsuits pending or, to the Company's knowledge, threatened against the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth certain information regarding the directors and executive officers of the Company. All of the directors of the Company serve until the next annual meeting of stockholders and until their respective successors are elected and qualified.

Name                                Age    Position
--------------------------------   -----   -------------------------------------
James C. Granger (1)............     51    President, Chief Executive Officer,
                                           and Director

C. McKenzie Lewis III (1)(2)(3).     51    Chairman and Director

John J. Metil...................     47    Chief Operating Officer and Chief
                                           Financial Officer

Barry A. Fisher.................     43    Vice President - Sales, Marketing and
                                           Business Development

Roman A. Jamrogiewicz...........     45    Vice President - Engineering

Michel R. Halbouty..............     56    Vice President - Operations

Jack A. Klingert (2)(3).........     68    Director

George Latimer (2)(3)...........     62    Director

Stephen M. Slavin (1)(2)(3).....     57    Director

----------------------
(1)      Member of Nominating Committee.
(2)      Member of Compensation and Personnel Committee.
(3)      Member of Audit Committee.

         JAMES C. GRANGER. Mr. Granger became the Company's President and Chief Executive Officer on January 1, 1997, and was appointed to the Board of Directors of the Company effective January 27, 1997. Prior to joining the Company, Mr. Granger was employed by ADC Telecommunications, Inc. as President of its Access Platforms System between March 1995 and December 1996. Between 1989 and February 1995, Mr. Granger was employed by Sprint/United Telephone, Orlando, Florida, in various senior marketing and management positions. Prior to 1989, Mr. Granger was employed by American Telephone & Telegraph in various management positions.

         C. MCKENZIE LEWIS III. Mr. Lewis was elected Chairman of the Company's Board of Directors on October 28, 1996 and has served as a Director of the Company since 1994. Between 1986 and 1996, Mr. Lewis served as Chief Executive Officer and President and a director of Computer Network Technology Corporation ("CNT"), a developer and manufacturer of high performance extended channel networking systems. Mr. Lewis has over 26 years experience in the computer and data communications industry. Mr. Lewis is currently Managing General Partner in MMP Partners Limited Partnership, a Minnesota limited partnership engaged primarily in making venture capital investments.

         JOHN J. METIL. Mr. Metil has served as the Company's Chief Operating Officer and Chief Financial Officer since joining the Company in April 1997. From August 1992 through April 1997, Mr. Metil served as Executive Vice President with the Zebulon Group, Inc. Previously, he was a co-founder and served as Chief Financial Officer of Tricord Systems, Inc., and held senior finance and corporate development positions at National Computer Systems, Control Data Corporation and Pillsbury Company.

         BARRY A. FISHER. Mr. Fisher has served as Vice President of Sales, Marketing and Business Development since joining the Company in March 1997. From July 1995 through March 1997, Mr. Fisher served as Vice President of Sales with American Connexions, a national sales management company. From January 1988 through July 1995, he served as Vice President of Sales for Recovery Engineering. From September 1976 through January 1988, he held senior management positions at the Tennant Company.

         ROMAN A. JAMROGIEWICZ. Mr. Jamrogiewicz has served as Vice President of Engineering since joining the Company in May 1997. From November 1997 through April 1997, Mr. Jamrogiewicz was employed with Alliant Techsystems and served as Business Segment Director and held positions of Director for Advanced Development, Program Director and Director of Software Engineering.

         MICHEL R. HALBOUTY. Mr. Halbouty has served as Vice President of Operations since joining the Company in May 1997. Mr. Halbouty served as Vice President of Manufacturing with NetStar, Inc., from May 1992 through May 1997. He has also held senior management positions with Lee Data Corporation and Control Data.

         JACK A. KLINGERT. Mr. Klingert served as the Company's Chairman from 1987 through October 28, 1996, and served as the Company's President and Chief Executive Officer beginning in 1987, retiring January 1997. Mr. Klingert has advised the Company that he does not intend to stand for reelection as a director of the Company in 1998. He has also served as a member of the Company's Board of Directors since 1987. Prior to joining the Company in April 1987, Mr. Klingert, from 1964 to 1987, held a number of senior level management positions with Control Data Corporation. From 1958 to 1964, Mr. Klingert worked on various classified scientific and systems programming projects in the Departments of Theoretical Physics and Computation at the Lawrence Livermore National Laboratories, Livermore, California.

         GEORGE LATIMER. Mr. Latimer has served on the Company's Board of Directors since 1990. From November 1995 through December 1997, Mr. Latimer served as Chief Executive Officer of the National Equity Fund, a syndication of financing for affordable housing in Chicago, Illinois. He is a Distinguished Visiting Professor of Urban Studies at Macalester College, Saint Paul, Minnesota. From July 1993 to November 1995, Mr. Latimer was Director, Office of Special Actions, U.S. Department of Housing and Urban Development ("HUD"). From February 1993 to July 1993, Mr. Latimer was employed as a consultant to HUD. From 1990 to 1993, Mr. Latimer was Dean of Hamline University School of Law, Saint Paul, Minnesota. From 1976 to 1990, Mr. Latimer served as the Mayor of Saint Paul, Minnesota. Mr. Latimer is a member of the Board of Directors of Piper Jaffray Investment Trust.

         STEPHEN M. SLAVIN. Mr. Slavin has served on the Company's Board of Directors since 1986. For more than six years, Mr. Slavin has been engaged in the private practice of law as a partner of the firm of Foley & Lardner, Chicago, Illinois.

DIRECTOR COMPENSATION

         In 1992 the Board of Directors adopted the Company's 1992 Restricted Stock Plan. Under such plan, each time a non-employee director is elected or re-elected to the Board, he or she will be granted the number of shares of restricted stock equal to $18,000 divided by the fair market value of one share of Common Stock at the close of business on the day prior to the date of grant. The Restricted Stock is granted on the date of the annual stockholders' meeting to each non-employee director elected or re-elected at such meeting.

         Non-employee directors were previously compensated with annual stock option grants of 7,500 shares, exercisable at fair market value on the date of grant and expiring 10 years after issuance. Such options were granted pursuant to the Non-Employee Director Stock Option Plan (the "Directors' Plan") at the time of election or re-election at the annual stockholder's meeting. In September 1997, the Board awarded 3,000 shares of Common Stock to each of the Company's outside directors, Stephen M. Slavin, George Latimer, C. McKenzie Lewis III and Jack A. Klingert.

EXECUTIVE COMPENSATION

         The following table sets forth certain information concerning compensation paid by the Company for the last three fiscal years to its Chief Executive Officer and other executive officers whose cash compensation exceeded $100,000 in fiscal year 1997.

                           SUMMARY COMPENSATION TABLE

                                                                 LONG-TERM
                                                            COMPENSATION AWARDS
                                                           ----------------------
                                     ANNUAL COMPENSATION   RESTRICTED  SECURITIES
     NAME AND                        -------------------     STOCK     UNDERLYING      ALL OTHER
 PRINCIPAL POSITION           YEAR   SALARY($)  BONUS($)    AWARDS($)  OPTIONS(#)    COMPENSATION
---------------------------  ------  ---------  --------    ---------  -----------   ------------
James C. Granger(1)           1997   $ 131,265  $ 32,816    $     --      250,000      $     --
   President and Chief
   Executive Officer

Glenn M. Fishbine,            1997     120,000       --           --          --         171,234(2)
   Senior Vice President -    1996     116,825     1,600          --       35,000          4,500
   Technology                 1995     110,553     5,650          --       45,000          4,253


--------------------
(1) Mr. Granger has served as President and Chief Executive Officer of the Company since January 1, 1997.
(2) Includes $3,737 in the form of Common Stock paid as a matching contribution under the Company's 401(k) plan, and severance compensation consisting of forgiveness of indebtedness totaling $167,497.


                     STOCK OPTION GRANTS IN FISCAL YEAR 1997

                                                                                   POTENTIAL REALIZABLE
                                                                                     VALUE AT ASSUMED
                     NUMBER OF                                                     ANNUAL RATES OF STOCK
                     SECURITIES     PERCENT OF TOTAL                               PRICE APPRECIATION FOR
                     UNDERLYING     OPTIONS GRANTED    EXERCISE OR                     OPTION TERM(3)
                      OPTIONS       TO EMPLOYEES IN    BASE PRICE     EXPIRATION   ----------------------
      NAME          GRANTED(#)(1)     FISCAL YEAR      ($/SHARE)(2)      DATE         5%($)       10%($)
-----------------  --------------   ----------------   ------------   ----------   ----------  ----------
James C. Granger       250,000            25%             $2.125       01/02/07     $334,100    $846,676


--------------------
(1) Subject to acceleration at the discretion of the Compensation Committee or upon the death or disability of the optionee, each option becomes cumulatively exercisable with respect to 33 1/3% of the shares covered on each of the first three anniversaries of the grant date.
(2) Fair market value per share on the date of grant or the effective date, whichever is less, in accordance with the 1990 Stock Option Plan.
(3) The 5% and 10% assumed rates of appreciation are mandated by the rules of the Commission and do not represent the Company's estimate or projection of the future Common Stock price.


                 AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1997
                        AND FISCAL YEAR END OPTION VALUES

                                                         NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                          SHARES                        UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                       ACQUIRED ON       VALUE       OPTIONS AT FISCAL YEAR END(#)   AT FISCAL YEAR END($)(2)
      NAME             EXERCISE(#)   REALIZED($)(1)   EXERCISABLE  UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
--------------------   -----------   --------------   -----------  -------------    -----------   -------------
James C. Granger             --             --              --         250,000             --        $109,375
Glenn M. Fishbine            --             --           98,467         38,333             --             --


----------------------
(1) Market value of underlying securities on date of exercise minus the exercise price.
(2) Market value of underlying securities at year-end minus the exercise price for in-the-money options.

                              CERTAIN TRANSACTIONS

         During fiscal year 1997, legal services were provided to the Company by Foley & Lardner, Chicago, Illinois. Mr. Stephen M. Slavin is a partner of such firm and a director of the Company.

         Pursuant to a transition agreement and general release between the Company and a founder of the Company, Mr. Glenn M. Fishbine, Mr. Fishbine continued to be compensated by the Company at his base salary through the one month transition period ending November 30, 1997, during which he has agreed to provide consulting services and advice to the Company. After the transition period, he was compensated by the Company in a lump sum severance payment equal to his base salary for two months. The Company has further agreed (i) to forgive, as of September 30, 1997, $167,497 of indebtedness of Mr. Fishbine to the Company, (ii) to release the shares of Common Stock pledge by Mr. Fishbine as collateral to secure payment of Mr. Fishbine's indebtedness to the Company, and (iii) that a stock pledge agreement between Mr. Fishbine and the Company would be terminated.

         Gordon L. Bramah is the Chairman of the Board of Directors of Bramah Limited ("Bramah"), which is a significant stockholder of the Company. In connection with early stage investments made by Bramah in the Company, the Company granted Bramah an exclusive license in the United Kingdom for the Company's technology. In October 1992, the exclusive license was reacquired by the Company in return for a royalty arrangement whereby Bramah will be paid a 15% royalty on sales of the first $1.0 million of the Company's products in the United Kingdom. As of September 30, 1997, the Company accrued approximately $63,000 for royalties to Bramah on sales in the United Kingdom during fiscal 1997.

                       PRINCIPAL AND SELLING STOCKHOLDERS

         The following table sets forth, as of November 30, 1997, the number of shares of Common Stock beneficially owned by (i) each person known to be the beneficial owner of five percent or more of the Common Stock, (ii) each director, (iii) each executive officer named in the Summary Compensation Table above, (iv) all officers and directors as a group and (v) the Selling Stockholders, and as adjusted to reflect the sale of the shares of Common Stock offered hereby. Any shares reflected in the following table which are subject to an option or a warrant are deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by the option or warrant holder but are not deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by any other person. Except as otherwise indicated, each beneficial owner has sole voting and investment power over the outstanding shares of which he has beneficial ownership.

        Name of Beneficial Owner or Group           Shares Beneficially Owned(1)
--------------------------------------------------  ----------------------------
                                                        Number         Percent
                                                      ----------      ---------

Perkins Capital Management Inc....................     1,317,250        10.9%
  730 East Lake Street
  Wayzata, Minnesota 55391
Gordon L. Bramah..................................     1,053,435         9.3%
  Littlemoore House
  Eckington, Sheffield S31 9EF
  England
Bramah Limited....................................     1,052,935         9.3%
  Littlemoore House
  Eckington, Sheffield S31 9EF
  England
Jack A. Klingert..................................       120,028         1.0%
Stephen M. Slavin(2)..............................       103,501          *
  330 North Wabash Avenue
  Chicago, Illinois 60611
George Latimer(3).................................        28,550          *
  1600 Grand Avenue
  St. Paul, Minnesota 55105
C. McKenzie Lewis III(4)..........................        58,379          *
James C. Granger(5)...............................        95,333          *
John J. Metil.....................................         1,000          *
Barry A. Fisher...................................           --           --
Roman A. Jamrogiewicz.............................           --           --
Michael R. Halbouty...............................           --           --
All officers and directors as a group (9 persons).       406,791         3.3%

--------------------
*        Indicates an amount less than one percent.

(1) The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Commission and, accordingly, may include securities owned by or for, among others, the spouse, children or certain other relatives such person as well as other securities as to which the person has or shares voting or investment power or has the right to acquire within 60 days. The same shares may be beneficially owned by more than one person.

(2) Includes 66,001 shares of Common Stock owned by Mr. Slavin and 37,500 shares of Common Stock that may be acquired subject to options.

(3) Includes 21,050 shares of Common Stock beneficially owned by Mr. Latimer and an option for 7,500 shares of Common Stock.

(4) Includes 12,579 shares of Common Stock beneficially owned by Mr. Lewis and an option and a warrant for the purchase of an aggregate of 45,800 shares of Common Stock.

(5) Includes 12,000 shares of Common Stock owned by Mr. Granger and options for the purchase of an aggregate of 83,333 shares of Common Stock.

         The following table sets forth, as of the date hereof, the name of each Selling Stockholder, certain beneficial ownership information with respect to the Selling Stockholders, and the number of Shares that may be sold from time to time by each pursuant to this Prospectus. There can be no assurance that all of the Shares offered hereby will be sold. Because a Selling Stockholder may offer by this Prospectus all or some part of the Common Stock which he or she holds, no estimate can be given as of the date hereof as to the amount of Common Stock actually to be offered for sale by a Selling Stockholder or as to the amount of Common Stock that will be held by a Selling Stockholder upon the termination of such offering. See "Plan of Distribution." Shares shown below as beneficially owned are presented based upon information received from the Selling Stockholders, or from representatives of the Selling Stockholders, in connection with the preparation of the Registration Statement on Form S-1, of which this Prospectus is a part. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days are treated as outstanding only when determining the amount and percentage owned by such person.

                                                                             PERCENTAGE OF
                                                                              OUTSTANDING
                                 SHARES                          SHARES         SHARES
                               BENEFICIALLY                   BENEFICIALLY    BENEFICIALLY
                                  OWNED          SHARES        OWNED UPON     OWNED UPON
                                PRIOR TO         OFFERED      COMPLETION OF  COMPLETION OF
NAME OF SELLING STOCKHOLDER     OFFERING         HEREBY       THE OFFERING    THE OFFERING
----------------------------   ------------      -------      -------------  -------------
KA Investments LDC               333,878(1)     3,646,429(2)       -0-            -0-


David B. Johnson                  46,875(3)        46,875(3)       -0-            -0-

Paul R. Kuehn                     46,875(3)        46,875(3)       -0-            -0-

Eldon C. Miller                   15,625(3)        15,625(3)       -0-            -0-

Stanley Rahm                      15,625(3)        15,625(3)       -0-            -0-



------------------

(1) Includes (i) the number of shares of Common Stock issuable upon conversion of $500,000 of the Debentures purchased in the Tranche 1 Closing (as defined in "Capitalization - Recent Financing") assuming conversion at the conversion price in effect on December 1, 1997 (which price will fluctuate from time to time based on changes in the market price of the Common Stock and provisions in the Debentures, for determining the conversion price) and (ii) the number of shares issuable upon exercise of warrants issued to KA in connection with the Tranche 1 Closing. See "Capitalization - Recent Financing."

(2) Assumes that KA purchases all of the Debentures for an aggregate of $2,500,000 and converts interest thereon into Common Stock. In order to provide for (i) fluctuations in the market price of the Common Stock,
         (ii) provisions in the Debentures for determining the conversion price of the Debentures and (iii) shares of Common Stock which may be issued in payment of interest on the Debentures, the aggregate number of shares issuable on conversion of the Debentures exceeds the aggregate number of shares of Common Stock issuable upon conversion of the Debentures, and interest thereon at conversion price in effect on the date hereof. The number of shares in this column represents the sum of
         (a) 200% of the aggregate number of shares of Common Stock issuable upon conversion of $2,500,000 of the Debentures and interest thereon, assuming the Debentures were issued on December 1, 1997 and held to maturity at the conversion price on that date, and (b) 75,000 shares issuable upon exercise of warrants issued in connection with the Debentures.


(3) Assumes the full exercise of the MJK Warrant, which has been assigned to the Selling Shareholder to the extent of Shares in this column to be sold. MJK acted as the Company's placement agent in connection with the private placement of the Debentures with KA in December 1997. In connection with the private placement, the Company paid commissions to and reimbursed MJK for certain expenses, and issued the MJK Warrant to MJK. Except for the foregoing, there has been no material relationship between the Selling Stockholders and the Company or its affiliates within the past three years.

         The Company has agreed to bear all expenses (other than selling commissions and fees) in connection with the registration and sale of the Shares being offered by the Selling Stockholders in over-the-counter market transactions or in negotiated transactions. See "Plan of Distribution."

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

         The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, $.01 par value per share. As of December 1, 1997, the Company had 12,361,038 shares of Common Stock outstanding, had Debentures outstanding convertible into 318,878 shares of Common Stock (assuming conversion on December 1, 1997) and had warrants and options outstanding to purchase an additional 1,763,393 shares of Common Stock, a majority of which are exercisable at prices ranging from $1.875 to $3.125 per share. There are an aggregate of 634,100 shares of Common Stock reserved for the grant of future options under existing stock option plans.

         Holders of shares of Common Stock have no preemptive rights to purchase additional shares of any class or series of the Company's stock. Holders of shares of Common Stock do not have cumulative voting rights. All of the issued and outstanding shares of Common Stock and the shares offered hereby, when issued and paid for as contemplated herein, are and will be duly authorized and validly issued, fully paid and nonassessable. Each share of Common Stock entitles the holder thereof to one vote, in person or by proxy, upon all matters submitted for a vote by the stockholders of the Company, except to the extent that such voting rights may be limited by the business combination provisions of
Section 203 of the Delaware General Corporation Law.

         The Company is subject to Section 203 of the Delaware General Corporation Law, which provides that if a person acquires 15% or more of the stock of a Delaware corporation, such person becomes an "interested stockholder" and may not engage in a "business combination" with that corporation for a period of three years. The term "business combination" includes a merger, a sale of assets or a transfer of stock. The three-year moratorium does not apply if any of the following conditions are met: (i) the board of directors approves the acquisition of stock or the business combination before the person becomes an interested stockholder, (ii) the interested stockholder acquires 85% of the outstanding voting stock, not counting stock owned by individuals who are officers and directors of the corporation or (iii) the business combination is approved after the person becomes an interested stockholder by stockholders other than the interested stockholder. In addition, an interested stockholder is free to make a competing business combination proposal if continuing directors who are in office prior to the date such person becomes an interested stockholder approve a merger or other transaction involving 50% or more of the aggregate market value of the corporation's assets or outstanding voting stock with a person who is not an interested stockholder.

STOCKHOLDER RIGHTS PLAN

         On May 2, 1996, the Board of Directors of the Company declared a dividend of one Common Share purchase right (a "Right") for each outstanding share of common stock, par value $ .01 per share (the "Common Shares"), of the Company and authorized the issuance of one Right for each Common Share which shall become outstanding between the Record Date and the earlier of the Distribution Date (as hereinafter defined) or the final expiration date of the Rights. The dividend was paid on May 22, 1996 (the "Record Date"), to the stockholders of record on that date. Each Right will entitle the registered holder to purchase from the Company a number of newly issued Common Shares at a price per share equal to 50% of the current market value of a Common Share on the Distribution Date. The number of Common Shares purchasable per Right will equal $35 (the "Purchase Price") divided by 50% of the current market price on the Distribution Date. In the event that the number of authorized but unissued Common Shares is insufficient to permit the exercise of the Rights in full, then the number of Common Shares issuable upon the exercise of each Right will be adjusted, as described below. The complete terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Norwest Bank Minnesota, National Association, as Rights Agent (the "Rights Agent").

         The Rights become exercisable on the first day after the Distribution Date. The Distribution Date is defined as the earlier to occur of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (not including the Company, any subsidiary of the Company, any Person holding Common Shares acquired in a transaction approved in advance in writing by a majority of the Disinterested Directors of the Board of Directors of the Company, any employee benefit plan of the Company or its subsidiaries or any entity holding Common Shares for or pursuant to any such plan, or any person who beneficially owns 7.5% or more of the Common Shares outstanding on the 20th day preceding the Record Date, to the extent of such ownership) (an "Acquiring Person"), has acquired beneficial ownership of 15% or more of the outstanding Common Shares, or (ii) ten business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares. The Rights will expire on April 30, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

         In the event that any person becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person, will thereafter have the right to receive upon exercise thereof, at the then current Purchase Price, a number of Common Shares equal to the result obtained by dividing the then current Purchase Price by 50% of the market price per Common Share at the date such person became an Acquiring Person. Under certain circumstances, other equity and debt securities, property, cash or combinations thereof, including a combination with Common Shares that are equal in value to the number of Common Shares for which the Right is exercisable, may be issued in lieu of Common Shares for which the Right is exercisable. In such event, the purchase price per Common Share will be fifty percent (50%) of the then current per share market price of the Common Shares. The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

         In the event, following the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such (a "Shares Acquisition Date"), that the Company is, in effect, acquired in a merger or other business combination transaction of 50% or more of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right, other than Rights that were or are beneficially owned by an Acquiring Person, will thereafter generally have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

         In the event that the Company does not have sufficient authorized but unissued Common Shares to permit the delivery of the required number of Common Shares upon the exercise in full of the Rights, then each Rights Certificate shall entitle the holder thereof (other than an Acquiring Person) to purchase a fractional number of the Common Shares then available. At any time prior to the close of business on the tenth business day after a Shares Acquisition Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $ .01 per right (the "Redemption Price") which may be paid in cash or with Common Shares or other consideration deemed appropriate by the Board of Directors of the Company. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights at any time to cure any ambiguity or to correct or supplement any defective or inconsistent provisions and may, prior to the Distribution Date, be amended to change, delete or supplement any other provision in any manner which the Company may deem necessary or desirable. After the Distribution Date the terms of the Rights may be amended (other than to cure ambiguities or correct or supplement defective or inconsistent provisions) only so long as such amendment shall not adversely affect the interests of the holders of the Rights (which may not be an Acquiring Person in whose hands Rights are void). Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including without limitation, the right to vote or to receive dividends.

         A copy of the Rights Agreement was filed with the Commission as an exhibit to the Company's Registration Statement on Form 8-A, dated May 2, 1996. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for the Company's Common Stock is Norwest Bank Minnesota, National Association, 161 North Concord Exchange, South St. Paul, Minnesota 55075-0738.

                              PLAN OF DISTRIBUTION

         The Selling Stockholders may, from time to time, sell all or a portion of the Shares on the Nasdaq National Market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The Shares may be sold by the selling Stockholders by one or more of the following methods, without limitation: (a) block trades in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, (c) an exchange distribution in accordance with the rules of such exchange, (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers,
(e) privately negotiated transactions, (f) short sales and (g) a combination of any such methods of sale. In effecting sales, brokers and dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the Selling Stockholders to sell a specified number of such Shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Stockholders, to purchase as principal any unsold Shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholders. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such Shares commissions as described above. The Selling Stockholders may also sell the Shares in accordance with Rule 144 under the Securities Act, rather than pursuant to this Prospectus.

         To the extent required, the amount of the Shares to be sold, purchase prices, public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth by the Company in a Prospectus Supplement accompanying this Prospectus or, if appropriate, a post-effective amendment to the Registration Statement. The Selling Stockholders and agents who execute orders on their behalf may be deemed to be underwriters as that term is defined in Section 2(11) of the Securities Act and a portion of any proceeds of sales and discounts, commissions or other seller's compensation may be deemed to be underwriting compensation for purposes of the Securities Act.

         Offers on sales of the Shares have not been registered or qualified under the laws of any country, other than the United States. In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available.

         From time to time the Selling Stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the Shares in connection therewith or in settlement of securities loans. From time to time the Selling Stockholders may pledge their Shares pursuant to the margin provisions of its customer agreements with its brokers. Upon a default by the Selling Stockholders, the broker may offer and sell the pledged shares from time to time.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may not simultaneously engage in market-making activities with respect to such securities for a period of two to nine business days prior to the commencement of such distribution. In addition to and without limiting the foregoing, each Selling Stockholder and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-2, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders or any such other person. All of the foregoing may affect the marketability of the Shares and the brokers' and dealers' ability to engage in market-making activities with respect to such securities.

         The Company has agreed to bear all expenses of registration of the Shares. Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the Shares will be borne by the Selling Stockholder selling such Shares.

         In accordance with the terms of the Warrants and the Registration Rights Agreement entered into with KA, the Company has agreed to indemnify the Selling Stockholders and their control persons with respect to certain liabilities in connection with the sale of the Shares pursuant to this Prospectus, including liabilities under the Securities Act and the Exchange Act. In addition, the Selling Stockholders have agreed to indemnify the Company, its directors, officers, agents and control persons against certain liabilities incurred as a result of information provided by the Selling Stockholders for use in this Prospectus. Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                  LEGAL MATTERS

         The validity of the Shares will be passed upon by Briggs and Morgan, Professional Association, Minneapolis, Minnesota, counsel to the Company.

                                     EXPERTS

         The financial statements and financial statement schedule of the Company as of September 30, 1997 and 1996 and for each of the years in the three-year period ended September 30, 1997, have been included herein and elsewhere in the registration statement, in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                          INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report.........................................  F-2

Financial Statements:

     Balance Sheets as of September 30,
         1997 and 1996...............................................  F-3

     Statements of Operations for the
         years ended September 30, 1997, 1996 and 1995...............  F-4

     Statements of Stockholders' Equity
         for the years ended September 30, 1997,
         1996 and 1995...............................................  F-5

     Statements of Cash Flows for
         the years ended September 30, 1997, 1996 and 1995...........  F-6

     Notes to Financial Statements...................................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Digital Biometrics, Inc.:

         We have audited the accompanying balance sheets of Digital Biometrics, Inc. as of September 30, 1997 and 1996, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Biometrics, Inc. as of September 30, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 1997 in conformity with generally accepted accounting principles.



                                            /s/KPMG Peat Marwick LLP

Minneapolis, Minnesota
November 21, 1997, except as to note 14(a) which is as of November 24, 1997 and note 14(b) which is as of December 1, 1997

                            DIGITAL BIOMETRICS, INC.
                                 BALANCE SHEETS
                           SEPTEMBER 30, 1997 AND 1996

                                                                                   1997             1996
                                                                               ------------     ------------
Current assets:
       Cash and cash equivalents                                               $  1,891,397     $    466,990
       Marketable securities (note 4)                                               154,808             --
       Accounts receivable, less allowance for doubtful accounts
             of $441,276 and $692,534, respectively                               5,161,356        5,676,849
       Inventory (note 2)                                                         2,294,593        3,633,659
       Prepaid expenses and other costs                                             163,594          208,349
                                                                               ------------     ------------
             Total current assets                                                 9,665,748        9,985,847
                                                                               ------------     ------------
Property and equipment (note 3)                                                   2,027,737        2,471,754
       Less accumulated depreciation and amortization                            (1,113,185)      (1,089,026)
                                                                               ------------     ------------
                                                                                    914,552        1,382,728
                                                                               ------------     ------------

Marketable securities (note 4)                                                         --          5,690,371
Patents, trademarks, copyrights and licenses, net of accumulated
    amortization of $156,171 and $192,899, respectively (note 1)                    118,938          123,017
Deferred issuance costs on convertible debentures, net of accumulated
    amortization of $196,854 and $172,476, respectively (note 7)                       --            127,408
                                                                               ------------     ------------
                                                                               $ 10,699,238     $ 17,309,371
                                                                               ============     ============

Current liabilities:
       Accounts payable                                                        $  1,451,779     $  1,103,174
       Line of credit advances (note 5)                                                --          1,255,000
       Deferred revenue                                                             677,925          649,178
       Accrued warranty                                                             584,676          128,500
       Other accrued expenses (note 6)                                              819,610        1,343,408
                                                                               ------------     ------------
             Total current liabilities                                            3,533,990        4,479,260

Convertible debentures (note 7)                                                        --          2,374,739
                                                                               ------------     ------------
             Total liabilities                                                    3,533,990        6,853,999
                                                                               ------------     ------------

Stockholders' equity (note 10):
       Common stock, $.01 par value. Authorized, 20,000,000 shares; issued
             and outstanding 12,361,038 and 10,777,288 shares, respectively         123,610          107,773
       Additional paid-in capital                                                42,439,576       39,743,380
       Deferred compensation                                                        (73,500)         (96,000)
       Unrealized losses on marketable securities (note 4)                           (1,639)        (134,753)
       Notes receivable from sale of Common Stock                                      --           (117,623)
       Accumulated deficit                                                      (35,322,799)     (29,047,405)
                                                                               ------------     ------------

             Total stockholders' equity                                           7,165,248       10,455,372
                                                                               ------------     ------------

Commitments (note 12)

                                                                               $ 10,699,238     $ 17,309,371
                                                                               ============     ============

See accompanying notes to financial statements.

                            DIGITAL BIOMETRICS, INC.
                            STATEMENTS OF OPERATIONS
                  YEARS ENDED SEPTEMBER 30, 1997, 1996 AND 1995

                                                     1997             1996             1995
                                                 ------------     ------------     ------------
Revenues:
       Identification systems (note 1)           $  9,712,259     $  6,821,025     $  6,069,382
       Maintenance and other services               1,707,099        1,506,247        1,228,632
       Other                                             --               --          1,800,000
                                                 ------------     ------------     ------------
                                                   11,419,358        8,327,272        9,098,014
                                                 ------------     ------------     ------------

Cost of revenues:
       Identification systems (note 1)              6,614,314        3,814,167        3,040,428
       Maintenance and other services               2,196,957        2,367,314        1,644,330
       Non-recurring charges                        1,529,118             --               --
       Other                                             --               --            588,654
                                                 ------------     ------------     ------------
                                                   10,340,389        6,181,481        5,273,412
                                                 ------------     ------------     ------------
Gross margin                                        1,078,969        2,145,791        3,824,602
                                                 ------------     ------------     ------------

Selling, general and administrative expenses:
       Sales and marketing                          2,057,099        3,369,441        2,394,916
       Engineering and development                  2,526,347        4,569,751        2,854,592
       Depreciation and amortization                  319,536        1,049,584          529,687
       General and administrative                   2,043,953        2,753,444        1,700,017
       Non-recurring charges                          330,319             --               --
                                                 ------------     ------------     ------------
       Total expenses                               7,277,254       11,742,220        7,479,212
                                                 ------------     ------------     ------------
Loss from operations                               (6,198,285)      (9,596,429)      (3,654,610)
                                                 ------------     ------------     ------------

Other income (expense):

       Interest income                                230,347          585,708          377,881
       Interest expense (note 7)                     (300,039)      (2,676,182)         (47,826)
       Loss on disposal of fixed assets                (7,417)            --               --
                                                 ------------     ------------     ------------

             Total other income (expense)             (77,109)      (2,090,474)         330,055
                                                 ------------     ------------     ------------

             Net loss                            $ (6,275,394)    $(11,686,903)    $ (3,324,555)
                                                 ============     ============     ============

Loss per common share                            $      (0.53)    $      (1.24)    $      (0.43)
                                                 ============     ============     ============

Weighted average common shares outstanding         11,766,220        9,451,015        7,814,144
                                                 ============     ============     ============

See accompanying notes to financial statements.

                            DIGITAL BIOMETRICS, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                              Common Stock       Additional
                                          ---------------------    Paid-in     Deferred                 Accumulated
                                            Shares     Amount      Capital   Compensation    Other        Deficit          Total
                                          ----------  ---------  -----------  ----------   ----------   ------------   ------------
Balance September 30, 1994                 7,787,959  $  77,880  $28,846,828  $ (389,483)  $ (730,198)  $(14,035,947)  $ 13,769,080

Restricted stock awards (note 10)              6,360         63       41,937     (42,000)        --             --             --
Amortization of deferred compensation           --         --           --       214,799         --             --          214,799
Exercise of employee stock options            30,500        305       70,550        --           --             --           70,855
Stock award for retirement plan (note 9)       8,814         88       66,017        --           --             --           66,105
Change in unrealized loss on marketable
   securities (note 4)                          --         --           --          --        256,548           --          256,548
Issuance of warrant in connection with
   convertible debentures (note 7)              --         --        112,893        --           --             --          112,893
Intrinsic value of beneficial
   conversion feature of convertible
   debentures (note 7)                          --         --      1,923,529        --           --             --        1,923,529
Net loss                                        --         --           --          --           --       (3,324,555)    (3,324,555)
                                          ----------  ---------  -----------  ----------   ----------   ------------   ------------

Balance September 30, 1995                 7,833,633     78,336   31,061,754    (216,684)    (473,650)   (17,360,502)    13,089,254

Restricted stock awards (note 10)             17,456        175       71,825     (72,000)        --             --             --
Amortization of deferred compensation           --         --           --       192,684         --             --          192,684
Stock award for retirement plan (note 9)      16,831        168       94,506        --           --             --           94,674
Change in unrealized loss on marketable
   securities (note 4)                          --         --           --          --         41,724           --           41,724
Debt conversion (note 7)                   2,751,868     27,519    8,201,870        --           --             --        8,229,389
Warrant exercise                             157,500      1,575      313,425        --           --             --          315,000
Forgiveness of notes receivable from
   sale of Common Stock (note 10)               --         --           --          --        179,550           --          179,550
Net loss                                        --         --           --          --           --      (11,686,903)   (11,686,903)
                                          ----------  ---------  -----------  ----------   ----------   ------------   ------------

Balance September 30, 1996                10,777,288    107,773   39,743,380     (96,000)    (252,376)   (29,047,405)    10,455,372

Restricted stock awards (note 10)             31,072        311       44,689     (18,000)        --             --           27,000
Amortization of deferred compensation           --         --           --        40,500         --             --           40,500
Exercise of stock options                     25,000        250       41,500        --           --             --           41,750
Stock award for retirement plan (note 9)      41,798        418       88,403        --           --             --           88,821
Change in unrealized loss on marketable
   securities (note 4)                          --         --           --          --        133,114           --          133,114
Debt conversion (note 7)                   1,485,880     14,858    2,506,341        --           --             --        2,521,199
Forgiveness of notes receivable from
   sale of Common Stock (note 10)               --         --           --          --        117,623           --          117,623
Issuance of warrant as payment for
   services received (note 1)                   --         --         15,263        --           --             --           15,263
Net loss                                        --         --           --          --           --       (6,275,394)    (6,275,394)
                                          ----------  ---------  -----------  ----------   ----------   ------------   ------------

Balance September 30, 1997                12,361,038  $ 123,610  $42,439,576  $  (73,500)  $   (1,639)  $(35,322,799)  $  7,165,248
                                          ==========  =========  ===========  ==========   ==========   ============   ============

See accompanying notes to financial statements.

                            DIGITAL BIOMETRICS, INC.
                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED SEPTEMBER 30, 1997, 1996 AND 1995

                                                                 1997           1996           1995
                                                             ------------   ------------   ------------
Cash flows from operating activities:
  Net loss                                                   $ (6,275,394)  $(11,686,903)  $ (3,324,555)
  Adjustments to reconcile net loss to net cash used in
        operating activities:
             Provision for doubtful accounts receivable           (98,660)       651,000         48,000
             Provision for technological obsolescence                --          631,243        486,738
             Deferred compensation amortization and other         207,997        372,234        214,799
             Depreciation and amortization                        585,622        864,183        551,715
             Write-off of intangible assets                        20,048        548,788           --
             Loss on sale of marketable securities                 64,624           --             --
             Loss on disposal and write-off of fixed assets
                and tooling                                       227,769          8,305         10,071
             Interest expense amortization for the
                intrinsic value of the beneficial
                conversion feature of convertible
                debentures                                           --        1,923,529           --
             Interest expense on debentures converted into
                Common Stock                                      227,539        329,754           --
  Changes in operating assets and liabilities:
        Accounts receivable                                       614,153     (1,833,548)        33,506
        Inventory                                               1,339,066     (2,389,220)       177,059
        Prepaid expenses and other expenses                        (5,119)       (63,424)       (23,144)
        Accounts payable                                          348,605        641,843       (352,467)
        Deferred revenue                                           28,747        106,420         81,083
        Accrued expenses                                           63,462        521,741        248,955
                                                             ------------   ------------   ------------

  Net cash used in operating activities                        (2,651,541)    (9,374,055)    (1,848,240)
                                                             ------------   ------------   ------------

Cash flows from investing activities:
  Purchase of property and equipment                             (242,613)      (849,755)      (491,318)
  Proceeds from disposal of property and equipment                   --             --            7,599
  Patents, trademarks, copyrights and licenses                    (70,516)       (36,859)      (101,966)
  Sales of marketable securities before maturity                5,602,327        130,043        687,965
                                                             ------------   ------------   ------------

  Net cash (used in) provided by investing activities           5,289,198       (756,571)       102,280
                                                             ------------   ------------   ------------

Cash flows from financing activities:
  Net line of credit (payments) advances                       (1,255,000)      (195,000)     1,450,000
  Exercise of warrants and options                                 41,750        315,000         70,855
  Issuance of convertible debentures                                 --       10,109,750           --
                                                             ------------   ------------   ------------

  Net cash (used in) provided by financing activities          (1,213,250)    10,229,750      1,520,855
                                                             ------------   ------------   ------------

Increase (decrease) in cash and cash equivalents                1,424,407         99,124       (225,105)

Cash and cash equivalents at beginning of year                    466,990        367,866        592,971
                                                             ------------   ------------   ------------

Cash and cash equivalents at end of year                     $  1,891,397   $    466,990   $    367,866
                                                             ============   ============   ============

Supplemental disclosure of cash flow information:

  Cash paid during the year for interest                     $    222,132   $     13,210   $     47,826
                                                             ============   ============   ============

See accompanying notes to financial statements.

                            DIGITAL BIOMETRICS, INC.
                          NOTES TO FINANCIAL STATEMENTS

(1)      DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Digital Biometrics, Inc. (the "Company") is a developer, manufacturer, marketer and integrator of computer-based products and services for the identification of individuals. The Company is a leading vendor of products employing "biometric" technology, the science of the identification of individuals through the measurement of distinguishing biological characteristics. The Company's principal product is the TENPRINTER(R) system for "live-scan" fingerprint capture used mainly in law-enforcement applications. The TENPRINTER is a computer-based system with patented high-resolution optics which captures, digitizes, prints and transmits forensic-grade fingerprint images. The Company also offers high-resolution single- fingerprint capture products for commercial and governmental identification applications and has recently established a systems integration services business focused on the integration of biometric and other identification technologies into applications for government and commercial markets. Substantially all of the Company's revenues in fiscal 1997, 1996 and 1995 came from sales and maintenance of live-scan systems for law enforcement and related applications.

STATEMENTS OF CASH FLOWS

         CASH AND CASH EQUIVALENTS:

         For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments and certificates of deposit purchased with an original maturity date of three months or less to be cash equivalents.

         SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

         On December 31, 1996 and 1995, the Company issued 41,798 and 16,831 shares, respectively, of Common Stock to satisfy the Company's discretionary matching to employees electing participation in the Company's 401(k) retirement plan. These issuances increased Common Stock and additional paid-in capital by $88,821 and $94,674, respectively, and reduced accrued compensation by the same amount.

         On January 27, 1997, the Company issued two warrants in payment for services rendered in securing employment of certain executive officers of the Company. Each warrant entitles the holder to purchase 10,000 shares of the Company's Common Stock, exercisable at the price of $2.3125 per share, subject to antidilution provisions of the warrants. These warrants were valued at a combined amount of $15,263.

         Effective with the acceptance of the resignation of a director, 6,341 shares of restricted Common Stock, which were not yet vested, were forfeited.

         Effective with their election at the annual stockholders' meeting held on March 18, 1997, the Company granted 25,413 shares of restricted Common Stock to certain of its non-employee directors. The grant resulted in $54,000 in additional Common Stock issued and an equal amount of deferred compensation expense that is being amortized on a straight-line basis over the three-year restricted period.

         Effective September 30, 1997, the Company granted 12,000 shares of restricted Common Stock to its non-employee directors. The grant resulted in $27,000 in additional Common Stock issued and an equal amount of compensation expense.

                            DIGITAL BIOMETRICS, INC.
                          NOTES TO FINANCIAL STATEMENTS

         For the fiscal years ended September 30, 1997 and 1996, the Company has issued 1,485,880 and 2,751,868 shares, respectively, of Common Stock for the conversion of principal aggregating $2,450,000 and $8,450,000, respectively, of the 1995 8% Convertible Debentures plus $228,000 and $329,000, respectively, of accrued interest.

SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISK

         The Company extends credit to state and local governments in connection with sales of products to law enforcement agencies. Approximately 89% and 70%, respectively, of customer accounts receivable at September 30, 1997 and 1996 were from government agencies, of which 39% and 40%, respectively, was from a single customer. For the years ended September 30, 1997, 1996 and 1995, sales to three customers in 1997 accounted for 43%, sales to two customers in 1996 accounted for 30%, and sales to two customers in 1995 accounted for 52%, respectively, of annual sales. Export sales were 5%, 15% and 21% of total revenues, for the years ended September 30, 1997, 1996 and 1995, respectively.

MARKETABLE SECURITIES

         Marketable securities consist of collateralized mortgage-backed securities and U.S. Treasury zero coupon bonds. The Company classifies its marketable debt securities as available for sale and records these securities at fair market value. Net realized and unrealized gains and losses are determined on the specific identification cost basis.

         Unrealized gains and losses are reflected as a separate component of stockholders' equity. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary results in a charge to operations resulting in the establishment of a new cost basis for the security.

PATENTS, TRADEMARKS, COPYRIGHTS AND LICENSES

         Costs associated with patents, trademarks and copyrights are capitalized and amortized over 60 months or the remaining life of the patent, trademark or copyright, whichever is shorter. The cost of software licenses related to purchased software are capitalized and amortized over 36 months or the life of the license, whichever is shorter. Accumulated amortization for the years ended September 30, 1997 and 1996, was $156,171 and $192,899,
respectively. The Company wrote off $20,048 of unamortized patents during fiscal 1997 for patents which were abandoned. The Company wrote off $548,788 of unamortized technology rights costs during the fourth quarter of fiscal 1996 as a result of the decision to no longer actively pursue the technology acquired in the Design Data acquisition in 1994. Management periodically assesses the amortization period and recoverability of the carrying amount of intangible assets based upon an estimation of their value and future benefits of the recorded asset. Management has concluded that the carrying amount of the intangible assets is realizable.

REVENUE RECOGNITION

         Revenues from product sales are generally recognized on the date of shipment. The Company's standard terms of sale are payment due net in thirty days, f.o.b. Digital Biometrics, Inc. Terms of sale and shipment for certain procurements by municipal or other government agencies may, however, be subject to negotiation. Revenue under contracts where a performance bond, collateral or customer acceptance is required is not recognized until collateral requirements have been satisfied and customer acceptance has occurred. In cases where the Company is required to purchase a performance bond or to deposit collateral in accordance with the terms of a contract, the Company's policy is to defer revenues under such contracts

                            DIGITAL BIOMETRICS, INC.
                          NOTES TO FINANCIAL STATEMENTS

until the amount shipped exceeds the amount of the performance collateral or until the security is released by the bonding company.

         Maintenance revenues are recognized over the life of the contract on a straight-line basis.

         The Company's performance for any period is not necessarily indicative of sales trends or future performance. The nature of the law enforcement market and the government procurement process are expected to result in an irregular and unpredictable revenue cycle for the Company.

WARRANTY COSTS

         Estimated product warranty costs are accrued at date of shipment.

ADVERTISING COSTS

         Advertising costs are expensed as incurred.

ENGINEERING AND DEVELOPMENT ARRANGEMENTS

         Engineering and development costs are expensed as incurred. Engineering and development expenses during fiscal 1996 include fourth-quarter charges of $374,000 related to adjustments of unreimbursed manufacturing setup costs related to an international development project. After adjustments, engineering and development expenses for fiscal 1996 are net of a reimbursement of $87,700 from a company with which there was a teaming agreement for an international development project.

NET LOSS PER COMMON SHARE

         Net loss per common share is determined by dividing the net loss by the weighted average number of shares of Common Stock and dilutive common share equivalents outstanding. Common share equivalents have been excluded from the computation of net loss per share, as their effect is anti-dilutive.

EARNINGS PER SHARE

         In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128") which simplifies the standards for computing earnings per share. SFAS No. 128 replaces the presentation of primary earnings per share with a presentation of basic earnings per share, which excludes dilution. SFAS No. 128 must be adopted for financial statements issued for periods ending after December 15, 1997, with earlier application not permitted. All prior-period earnings per share amounts must be restated to conform to SFAS 128. The Company plans to adopt SFAS No. 128 during the first quarter of fiscal 1998.

INCOME TAXES

         The Company has adopted the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amount and tax basis of assets and liabilities. The Company provides for deferred taxes at the enacted tax rate that is expected to apply when the temporary differences reverse.

                            DIGITAL BIOMETRICS, INC.
                          NOTES TO FINANCIAL STATEMENTS

STOCK-BASED COMPENSATION

         Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), was effective for 1996. This statement provides for a fair value based method of accounting for grants of equity instruments to employees. SFAS No. 123 permits entities to continue to apply the intrinsic-value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"); however, pro forma disclosures of net income (loss) and earnings (loss) per share must be presented as if the fair value based method had been applied in measuring compensation cost. The Company elected to continue with the intrinsic-value method prescribed by APB No. 25 and the pro forma disclosures in Note 10.

ACCOUNTING ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)      INVENTORY

         Inventory is valued at standard cost, which approximates the lower of first-in, first-out (FIFO) cost or market. Inventory consists of the following:

                                                                September 30,
                                                       -------------------------------
                                                           1997                1996
                                                       -----------         -----------
              Components and purchased subassemblies   $ 1,054,606         $ 1,934,371
              Work in process                              699,097             717,696
              Finished goods                               540,890             981,592
                                                       -----------         -----------
                                                       $ 2,294,593         $ 3,633,659
                                                       ===========         ===========

(3)      PROPERTY AND EQUIPMENT

         Furniture and equipment are recorded at cost. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives, generally three to five years. Leasehold improvements are amortized over the estimated useful life of the asset or lease term, whichever is shorter. Property and equipment consist of the following:


                                                         September 30,
                                                  --------------------------
                                                     1997            1996
                                                  -----------    -----------

              Leasehold improvements              $   200,942    $   172,222
              Office furniture and equipment          671,146        835,933
              Manufacturing equipment                 237,465        193,612
              Engineering equipment and tooling       918,184      1,269,987
                                                  -----------    -----------
                                                  $ 2,027,737    $ 2,471,754
                                                  ===========    ===========

                            DIGITAL BIOMETRICS, INC.
                          NOTES TO FINANCIAL STATEMENTS


(4)      MARKETABLE SECURITIES

         Marketable securities consist primarily of collateralized mortgage backed securities. Net realized and unrealized gains and losses are determined on the specific identification cost basis. Realized losses from sales of marketable securities during fiscal 1997 were $64,624. Unrealized gains and losses are reflected as a separate component of stockholders' equity.

         The unrealized loss for available-for-sale marketable securities is as follows:

                                                  September 30,
                                          -----------------------------
                                             1997               1996
                                          ----------        -----------

              Fair market value           $  154,808        $ 5,690,371
              Amortized cost                 156,447          5,825,124
                                          ----------        -----------
              Unrealized gain (loss)      $   (1,639)       $  (134,753)
                                          ==========        ===========

(5)      LINES OF CREDIT

         The Company entered into a receivables financing line of credit effective October 1, 1996, for the lesser of eligible receivables or $3,500,000 with Norwest Business Credit. Borrowings under this line of credit are secured by all assets of the Company. The line bears interest at 1.5% above the prime rate (8.5% at September 30, 1997), is payable upon demand and expires in January, 1998. The Company elected to use the proceeds from the sale of marketable securities to pay off all borrowings under the line at September 30, 1997. For the period from September 30, 1997 through January 31, 1998, the minimum interest shall be $10,000 per the terms of the agreement.

         The Company had a $4,000,000 line of credit with Norwest Bank Minnesota N.A. Borrowings under this line of credit were secured by marketable securities and were limited to 80% of the market value of marketable securities held as collateral by the bank. The Company elected to use the proceeds from the sale of marketable securities to pay off all borrowings under the line at September 30, 1997 and terminate the line.

         The Company has a $200,000 line of credit with First Bank Minneapolis, secured by cash deposits. Borrowings under the line bear interest at the prime rate and are payable upon demand. This line expires in March, 1998. There were no amounts borrowed under the line at September 30, 1997.

(6)      OTHER ACCRUED EXPENSES

                                                         September 30,
                                                   --------------------------
                                                      1997           1996
                                                   ----------     -----------
              Other accrued expenses consist of:
                   Accrued salaries                $  265,707     $   442,701
                   Accrued vacation                   121,994         112,665
                   Accrued interest payable               --          205,529
                   Other accrued expenses             431,909         582,513
                                                   ----------     -----------
                                                   $  819,610     $ 1,343,408
                                                   ==========     ===========

                            DIGITAL BIOMETRICS, INC.
                          NOTES TO FINANCIAL STATEMENTS

(7)      CONVERTIBLE DEBENTURES

         On September 29, 1995, the Company completed a private placement to offshore accredited investors of $10,900,000 of 8% Convertible Debentures due September 29, 1998 (the "1995 Debentures"). Net proceeds to the Company after placement fees but before legal and other expenses were $10,109,750. The 1995 Debentures were convertible one-third after 45 days, one-third after 75 days and one third after 105 days at the option of the 1995 Debenture holders. The Company had the right to redeem the Debentures prior to conversion. The conversion price was equal to the lesser of $7.00 per common share or 85% of the average trading price for any five consecutive trading days before conversion. Interest accrued on the 1995 Debentures was payable in Common Stock at the time of conversion at the conversion price as described above. In addition to the cash placement fee, a warrant to purchase 112,893 shares of the Company's Common Stock at $8.40 per share was granted to the placement agent for this offering. The warrant was valued at $112,893, which was reflected as a discount on the 1995 Debentures and was amortized as interest expense over the term of the 1995 Debentures. The intrinsic value of the beneficial conversion feature of $1,923,529 was allocated to additional paid-in capital with the resulting discount on the debt resulting in a non-cash interest expense charge to earnings
(loss) over the vesting period of the conversion feature. Net proceeds to the Company were used for working capital, product development and other general corporate purposes.

         All of the 1995 Debentures and accrued interest have been converted into Common Stock during fiscal 1996 and fiscal 1997. The Company has issued 4,237,748 shares of Common Stock for the conversion of principal aggregating $10,900,000 of the Convertible Debentures plus $557,000 of accrued interest at an average conversion price of $2.70 per share. For the fiscal year ended September 30, 1997, the Company has issued 1,485,880 shares of Common Stock for the conversion of principal aggregating $2,450,000 of the 1995 Convertible Debentures plus $228,000 of accrued interest at an average conversion price of $1.80 per share.

(8)      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The Company's financial instruments are recorded in its balance sheet. The carrying amount for cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, line of credit advances and convertible debentures approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair values of investments in marketable securities are based on quoted market prices and are summarized in note 4.

(9)      RETIREMENT PLAN

         Effective January 1, 1992, the Company adopted a profit-sharing and savings plan (the "Plan") classified as a defined contribution plan and qualifying under Section 401(k) of the Internal Revenue Code. The Plan allows employees to defer a portion of their annual compensation through pre-tax contributions to the Plan. At the discretion of the Board of Directors, the Company may make matching contributions up to an amount equal to 50% of the contributions made by each employee, subject to a maximum contribution for each employee of 5% of compensation. The Board may also make other discretionary contributions to the Plan. Matching contributions at September 30, 1997 and 1996 resulted in accrued compensation expense of $88,321 and $81,184, respectively. Matching contributions have been paid through the issuance of Company Common Stock. For the years ended September 30, 1997, 1996 and 1995, the Company incurred $95,958, $102,504 and $66,708 respectively, of expense related to this plan.

                            DIGITAL BIOMETRICS, INC.
                          NOTES TO FINANCIAL STATEMENTS

(10)     STOCKHOLDERS' EQUITY

CAPITAL STOCK

         On December 31, 1996 and 1995, the Company issued 41,798 and 16,831 shares, respectively, of Common Stock to satisfy the Company's discretionary matching to employees electing participation in the Company's 401(k) retirement plan. These issuances increased Common Stock and additional paid-in capital by $88,821 and $94,674, respectively.

STOCKHOLDER RIGHTS PLAN

         In May 1996, the Board of Directors adopted a Stockholder Rights Plan. The Plan is designed to enable the Company and its Board of Directors to develop and preserve long-term value for stockholders and to protect stockholders in the event an attempt is made to acquire control of the Company without an offer of fair value to all stockholders. Under the Plan, each stockholder of record beginning at the close of business on May 22, 1996, will receive as a dividend one right for each share of the Company's Common Stock held. The rights expire on April 30, 2006.

STOCK OPTIONS

         In order to attract and retain employees and directors, while preserving cash resources, the Company has, since its inception, utilized stock option awards issued through various stock option plans and employment arrangements. As of September 30, 1997, there were issued and outstanding options for 1,182,500 shares of Common Stock issued to employees and directors of which options to purchase 182,467 shares were currently exercisable.

         On January 14, 1994, two executive officers exercised options for 88,438 and 135,000 shares of Common Stock, respectively, at an exercise price of $1.33 per share. Pursuant to terms of the stock option plans, the Company loaned the total exercise amount to the executive officer in return for non-interest bearing promissory notes, secured by Common Stock issued. The notes are reflected as a reduction of stockholders' equity. In connection with each executive's severance package, $117,623 and $179,550 of notes receivable were forgiven by the Company and recorded as compensation expense in fiscal 1997 and 1996, respectively.

                            DIGITAL BIOMETRICS, INC.
                          NOTES TO FINANCIAL STATEMENTS

         Information relating to stock options during fiscal 1997, 1996 and 1995 is as follows:

                                      Shares                        Weighted
                                       Under                         Average
                                      Option       Price Range    Exercise Price
                                     ---------    --------------  --------------
Unexercised options outstanding -
        September 30, 1994             574,900    $1.67 - $14.75      $10.65

Options granted                        339,500    $7.44 - $ 9.00      $ 7.90
Options exercised                      (30,500)   $2.00 - $ 8.00      $ 2.32
Options forfeited                      (35,300)   $7.44 - $12.00      $10.25
                                     ---------    --------------      ------

Unexercised options outstanding -
        September 30, 1995             848,600    $1.67 - $14.75      $ 9.87

Options granted                        110,500    $5.50 - $ 6.25      $ 5.77
Options exercised                          --          --                --
Options forfeited                      (76,500)   $7.44 - $13.63      $ 9.56
                                     ---------    --------------      ------

Unexercised options outstanding -
        September 30, 1996             882,600    $1.67 - $14.75      $ 9.38

Options granted                      1,001,700    $1.56 - $ 3.13      $ 2.19
Options exercised                      (25,000)   $1.67               $ 1.67
Options forfeited                     (676,800)   $2.56 - $14.75      $ 9.80
                                     ---------    --------------      ------

Unexercised options outstanding -
        September 30, 1997           1,182,500    $1.56 - $14.75      $ 3.21
                                     =========    ==============      ======

         The following table summarizes information concerning options outstanding and exercisable as of September 30, 1997:

                                        Outstanding         Exercisable
                                        -----------         -----------

Number of options                        1,182,500            182,467
Weighted average remaining
   contractual life, in years                 8.93               6.11
Weighted average exercise price              $3.21              $8.08

         The Company applies APB Opinion No. 25 in accounting for options granted under its stock option plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have increased to the pro forma amounts indicated below:

                                               1997              1996
                                            -----------      ------------

          Net loss - as reported            $(6,275,394)     $(11,686,903)

          Net loss - pro forma              $(6,773,897)     $(11,688,889)

          Loss per share - as reported      $     (0.53)     $      (1.24)

          Loss per share - pro forma        $     (0.58)     $      (1.24)

                            DIGITAL BIOMETRICS, INC.
                          NOTES TO FINANCIAL STATEMENTS

         The pro forma net loss reflects only options granted in 1997 and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting period, typically three years, and compensation cost for options granted prior to October 1, 1995 is not considered.

         Principle assumptions used in applying the option valuation model were as follows:

                                               1997          1996
                                               ----          ----

              Risk-free interest rate          5.75%         5.75%

              Expected life, in years            10            10

              Expected volatility               127%           68%

              Expected dividend yield             0%            0%

RESTRICTED STOCK

         Effective October 1, 1992, the Board of Directors adopted the 1992 Restricted Stock Plan (the "Plan") pursuant to which awards of restricted stock may be made to employees and non-employee directors of the Company. The Plan serves as a means of providing annual bonus amounts to executive employees and as the means of compensation of non-executive directors effective with each director's election at the annual meeting of stockholders. Restricted stock awards vest over a three-year period.

         The Company awarded 25,413, 17,456 and 8,860 shares, respectively, of Common Stock under the Plan with a fair market value of $54,000, $72,000 and $72,000, respectively, for the years ended September 30, 1997, 1996 and 1995.

         Effective September 30, 1997, the Company granted 12,000 shares of restricted Common Stock outside of the Plan to its non-employee directors. The grant resulted in $27,000 in additional Common Stock issued and an equal amount of compensation expense.

WARRANTS

         The Company has warrants outstanding at September 30, 1997, for the purchase of 140,893 shares of its Common Stock. The warrants are currently exercisable and expire at various times through September 29, 2000. The exercise prices per share range from $2.125 to $8.40.

                            DIGITAL BIOMETRICS, INC.
                          NOTES TO FINANCIAL STATEMENTS

(11)     INCOME TAXES

         There is no provision for income taxes since a valuation allowance has been established equal to the corresponding net deferred tax asset. At September 30, 1997, the Company has carryforwards of net operating losses and research and development tax credits of $30,700,000 and $827,608, respectively. These carryforwards expire as follows:

                                        Net             Research and
                                     Operating          Development
                                        Loss            Tax Credit
                                    ------------        ----------

              1999                  $    346,711        $   15,236
              2000                       116,546             1,997
              2001                             -             6,343
              2002                       547,523            40,774
              2003                       993,803            68,109
              2004                        22,477             1,497
              2005                     1,387,756                 -
              2006                     1,310,521            34,307
              2007                     2,084,429            63,736
              2008                     2,248,457           133,548
              2009                     4,605,122           307,704
              2010                     2,734,225           154,357
              2011                     7,268,776                 -
              2012                     7,033,654                 -
                                    ------------        ----------
                                    $ 30,700,000        $  827,608
                                    ============        ==========

         Due to uncertainty of the realization of deferred tax assets, the Company has established a valuation allowance equal to net deferred tax assets. The change in the valuation allowance for the years ended September 30, 1997 and 1996, is as follows:

                                                     1997            1996
                                                 -----------     -----------
              Balance at beginning of year       $11,328,000     $ 8,099,000
              Change in valuation allowance        2,523,000       3,229,000
                                                 -----------     -----------
                                                 $13,851,000     $11,328,000
                                                 ===========     ===========

         The current and long-term deferred income tax asset and liability amounts as of September 30, 1997 and 1996, were composed of the following:

                                                    1997           1996
                                                ------------   ------------
Current and long-term deferred income tax asset
resulting from future deductible temporary
differences are:
         Accounts receivable allowance         $    177,000   $    277,000
         Inventory capitalization                    28,000         39,000
         Other accrued expenses                     538,000        704,000
         Research and development tax credit
              carryforwards                         828,000        828,000
         Net operating loss carryforwards        12,280,000      9,480,000
                                               ------------   ------------
                                                 13,851,000     11,328,000
                                                (13,851,000)   (11,328,000)
                                               ------------   ------------
                                               $          0   $          0
                                               ============   ============

                            DIGITAL BIOMETRICS, INC.
                          NOTES TO FINANCIAL STATEMENTS

         The aforementioned carryforwards are subject to the limitation provisions of Internal Revenue Code sections 382 and 383. These sections provide limitations on the availability of net operating losses and credits to offset current taxable income and related income taxes when an ownership change has occurred. The Company's initial public offering in December 1990, resulted in an ownership change pursuant to these provisions and, accordingly, the use of the above carryforwards is subject to an annual limitation. The annual limitation on use of net operating losses is calculated by multiplying the value of the corporation immediately prior to the change in ownership by the long-term federal tax exempt rate. A total of $3,700,000 of the net operating loss carryforwards at September 30, 1997, is subject to the annual net operating loss limitation, estimated at $350,000. If the limited carryforward amount for any tax year exceeds the regular taxable income for such year, then the unused portion may generally be carried forward to increase the annual limitation for the following year. Utilization of net operating losses aggregating $27,000,000 which were incurred subsequent to the change of ownership are not limited. However, any future ownership change could create a limitation with respect to these loss carryforwards. Approximately $2,200,000 of the $30,700,000 net operating loss carryforwards relates to compensation associated with the exercise of non-qualified stock options which, when realized, would result in approximately $880,000 credited to additional paid-in capital.

(12)     LEASE COMMITMENTS

         The Company leases its primary office and production facility under an operating lease that expires in April 2001. Annual base rent under the lease agreement is approximately $237,000 and the Company is obligated to pay a pro rata share for property taxes, maintenance and other operating expenses. The Company leases a separate sales and service office in Los Angeles, California, under an operating lease that expires in December 1997, and is on a year-to-year lease arrangement. The Company is currently negotiating the extension of this lease. Rent expense for operating leases for 1997, 1996 and 1995 was $396,800, $329,400 and $338,300, respectively. Future minimum payments on operating leases for the years ending September 30, 1998, 1999, 2000 and 2001 are $354,200, $372,200, $399,300 and $241,700, respectively.

(13)     LITIGATION

         On June 1, 1995, the Company filed a complaint for patent infringement against Identix, Inc., of Sunnyvale, California, in the United States District Court for the Northern District of California. The complaint alleges that Identix has willfully and deliberately infringed a Company patent through the manufacture, use and/or sale of competing products. The complaint seeks, among other things, an injunction prohibiting further infringement as well as unspecified monetary damages. Identix has responded to the complaint alleging, among other purported defenses, non-infringement and patent invalidity.

         On August 27, 1996, the judge assigned to the case granted a partial summary judgment in favor of Identix dismissing the Company's claims of patent infringement with respect to Identix's Touchprint 600 product line. A predecessor product, the Touchprint 900, received a similar ruling in favor of Identix on December 20, 1996. During January 1997, the Company filed an appeal of the court's decision of non- infringement. These appeals are decided by the Federal Circuit, which is a Court of Appeals in Washington D.C. On October 8, 1997, the appeal was argued before the Court. As of December 11, 1997, no appellate decision has been issued. A prediction of the final outcome of the appeal is not possible. In the event the Company does not prevail in this litigation, its competitive position could be adversely affected.

         Except for the foregoing there are no material lawsuits pending or, to the Company's knowledge, threatened against the Company.

                            DIGITAL BIOMETRICS, INC.
                          NOTES TO FINANCIAL STATEMENTS

(14)     SUBSEQUENT EVENTS

         (a) JOINT VENTURE WITH GRAND CASINOS, INC.

         On November 24, 1997, the Company entered into a letter of intent to form a joint venture with Grand Casinos Inc. to further develop, test and market the TRAK-21 automated player tracking system. It is anticipated that a definitive agreement will be reached in early 1998 with deployment of a system based on TRAK-21 technology in a Grand Casino property during 1998.

         (b) ISSUANCE OF 8% CONVERTIBLE SUBORDINATED DEBENTURES AND WARRANTS

         To provide additional working capital, on December 1, 1997, the Company entered into a convertible subordinated debenture purchase agreement ("Purchase Agreement") with a private investor, providing for the Company's issuance and sale of up to an aggregate of $2,500,000 of 8% Convertible Subordinated Debentures ("Debentures") in tranches of $500,000 each. The first tranche was sold on December 1, 1997. Additional tranches may be issued upon request of the Company within 90 days of each previous tranche, if the Company meets all conditions to issuance including, but not limited to, conditions requiring the Company to have effective and maintain a registration statement with the Securities and Exchange Commission covering shares issuable upon conversion of the Debentures and a requirement that the Company's market capitalization be at least $12 million. The initial tranche sold in the amount of $500,000 on December 1, 1997, is convertible in whole or in part at the option of the holder, with accrued interest, into Common Stock, at a conversion equal to the lesser of $1.96 per share or 80% of the average closing price of the five consecutive trading days preceding the conversion date of the Debentures. Future tranches may be convertible on a similar basis but the conversion prices will be related to the lesser of the market price on the issue date and the market price on the conversion date. The Company has the right, exercisable at any time upon two trading days notice to the purchaser of the Debentures given at any time the Company receives a conversion notice and the conversion price in effect in connection with such conversion notice is less than $1.25, to repay all or any portion of the outstanding principal amount of the Debentures which have been tendered for conversion, at a price equal to the sum of 120% of the aggregate principal amount of Debentures to be repaid. In connection with the Purchase Agreement, the Company has agreed to issue to the purchaser of the Debentures, upon the sale of each tranche, warrants to purchase 15,000 of Common Stock exercisable at $2.50 per share up to a maximum 75,000 shares. Also, in connection with the transaction, the Company paid $40,000 of fees to an investment banking firm and issued a warrant to purchase 125,000 shares of Common Stock at an exercise price of $2.00 per share. The estimated value of this warrant is $87,500, which is a debt issuance cost to be written off to interest expense over the term of the Debentures. The Purchase Agreement includes a beneficial conversion feature. The intrinsic value of the beneficial conversion feature of each tranche will be allocated to additional paid-in capital with the resulting discount on the debt resulting in a non-cash interest expense charge to earnings (loss) over the vesting period of the conversion feature. The intrinsic value of the conversion feature of the first tranche is $125,000. Net proceeds to the Company will be used for working capital, business development and other general corporate purposes.

-------------------------------------------------------------------------------

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER DESCRIBED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATE OF ANY DOCUMENTS INCORPORATED HEREIN BY REFERENCE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                              ---------------------

                                TABLE OF CONTENTS

                              ---------------------
                                                            Page

Available Information....................................     2
Prospectus Summary.......................................     3
Risk Factors.............................................     4
Use of Proceeds..........................................    10
Market for the Registrant's Common Equity and
Related Stockholder Matters..............................    11
Selected Financial Data..................................    12
Capitalization...........................................    13
Management's Discussion And Analysis of Financial
Condition And Results of Operations......................    14
Business.................................................    21
Management...............................................    28
Certain Transactions.....................................    31
Principal and Selling Stockholders.......................    32
Description of Capital Stock.............................    34
Plan of Distribution.....................................    37
Legal Matters............................................    38
Experts..................................................    38
Index to Consolidated Financial Statements...............   F-1

-------------------------------------------------------------------------------



-------------------------------------------------------------------------------


                                3,771,429 SHARES




                            DIGITAL BIOMETRICS, INC.


                                  COMMON STOCK




                            ------------------------

                                   PROSPECTUS

                            ------------------------





                              _______________, 1998


-------------------------------------------------------------------------------

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the various expenses payable by the Company in connection with the sale and distribution of the Shares being registered. All amounts shown are estimates, except the registration fee.

         SEC registration fee......................................  $   1,769
         Legal fees and expenses...................................     15,000*
         Accounting fees and expenses..............................     15,000*
         Blue sky and related fees and expenses....................        231
         Miscellaneous (including Transfer Agent, printing
            NASDAQ listing fees) ..................................     22,500
                                                                     ---------
              Total................................................  $  54,500
                                                                     =========
         *Estimated

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Certificate of Incorporation provides that directors of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The Company's Bylaws provide that the Company shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative (a "Legal Action"), whether such Legal Action be by or in the right of the corporation or otherwise, by reason of the fact that such person is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or any other enterprise. In addition, the Company's By-laws provide for indemnification of any person made or threatened to be made a party to any Legal Action by reason of the fact that such person is or was a director, officer, employee or agent of the Company and is or was serving as a fiduciary of, or otherwise rendering services to, any employee benefit plan of or relating to the Company.

         Section 145 of the Delaware General Corporation Law ("Delaware Law" or "GCL") generally provides that a corporation is in certain circumstances permitted, and in other circumstances may be required, to indemnify its directors, officers and controlling persons against certain expenses (including attorneys' fees) and other amounts paid in connection with certain threatened, pending or completed civil, criminal, administrative or investigative actions, suits or proceedings (including certain civil actions and suits that may be instituted by or in the right of the Company) in which such persons were or are parties, or are threatened to be made parties, by reason of the fact that such persons were or are directors or officers of the Company. Section 145 also permits the Company to purchase and maintain insurance on behalf of its directors and officers against any liability which may be asserted against, or incurred by, such persons in their capacities as directors or officers of the Company or which may arise out of their status as directors or officers of the Company, whether or not the Company would have the power to indemnify such persons against such liability under the provisions of such Section. To date, the Company has purchased such insurance.

         Section 102 of the Delaware Law allows a corporation, in its Certificate of Incorporation, to eliminate the personal liability of its directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, other than liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any transaction from which the director derived an improper personal benefit and (iv) unlawful payment of dividends or unlawful stock purchases or redemptions.

         The Company has entered into an indemnification agreement (the "Indemnification Agreement") with each of its directors pursuant to which the Company has agreed to indemnify and hold harmless such individuals to the full extent permitted by law against all costs, charges and expenses (including attorneys fees), judgments, fines and amounts in paid in settlement actually and reasonably incurred by them in the following situations.

                  (1) The Company shall indemnify a director of the Company (the "Indemnitee") to the fullest extent provided by applicable law and to such greater extent as applicable law may thereafter from time to time permit when he was or is a party or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that he is or was or had agreed to become a director of the Company, or is or was serving or had agreed to serve at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by Indemnitee in connection with the defense or settlement thereof or any appeal therefrom, if Indemnitee acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful.

                  (2) The Company shall indemnify Indemnitee to the fullest extent provided by applicable law and to such greater extent as applicable law may thereafter from time to time permit when he was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was or had agreed to become a director of the Company, or is or was serving or had agreed to serve at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all costs, charges and expenses (including attorneys' fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by Indemnitee in connection with the defense or settlement thereof or any appeal therefrom if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and except that no indemnification shall be made in respect of any claim, issue or matter as to which Indemnitee shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action, suit or proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such amounts which the Court of Chancery or such other court shall deem proper.

                  (3) Pursuant to Section 145(f) of Delaware Law, without limiting any right which Indemnitee may have pursuant to Section 2 of the Indemnification Agreement, the Certificate, the Bylaws, the GCL, any policy of insurance or otherwise, but subject to the limitations on the maximum permissible indemnity which may exist under applicable law at the time of any request for indemnity hereunder determined as contemplated by Section 4(a) of the Indemnification Agreement, the Company shall indemnify Indemnitee against any amount which he is or becomes legally obligated to pay relating to or arising out of any claim made against him because of any act, failure to act or neglect or breach of duty, including any actual or alleged error, misstatement or misleading statement, which he commits, suffers, permits or acquiesces in while acting in his capacity as a director of the Company, or, at the request of the Company, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The payments which the Company is obligated to make pursuant to Section 3 of the Indemnification Agreement shall include, without limitation, damages, judgments, settlements and charges, costs, expenses, expenses of investigation and expenses of defense of legal actions, suits, proceedings or claims and appeals therefrom, and expenses of appeal, attachment or similar bonds; provided, however that the Company shall not be obligated under Section 3(a) of the Indemnification Agreement to make any payment in connection with any claim against Indemnitee: (i) to the extent of any fine or similar governmental imposition which the Company is prohibited by applicable law from paying which results from a final, nonappealable order; or
         (ii) to the extent based upon or attributable to Indemnitee gaining in fact a personal profit to which he was not legally entitled, including without limitation profits made from the purchase and sale by Indemnitee of equity securities of the Company which are recoverable by Company pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, and profits arising from transactions in publicly traded securities of the Company which were effected by Indemnitee in violation of Section 10(b) of the Securities Exchange Act of 1934, as amended, including Rule 10b-5 promulgated thereunder; or (iii) subject to the provisions of Section 7(c) of the Indemnification Agreement, to the extent based upon or attributable to any actions, suits or proceedings initiated or brought voluntarily by Indemnitee and not by way of defense, but indemnification may be provided by the Company if the Board finds it to be appropriate.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

         The following transactions reflect the issuance during the previous three years of securities not registered under the Securities Act:

         (a) Sales of Debentures and Warrants. The Company entered into a Purchase Agreement with KA, providing for the Company's issuance and sale of up to an aggregate of $2,500,000 of the Debentures in tranches of $500,000 each. On December 1, 1997 the Company sold (i) $500,000 principal amount of 8% Convertible Subordinated Debentures, due December 1, 2000 (the "Debentures"); and (ii) a Warrant dated December 1, 1997 (the "KA Warrant") for the purchase of 15,000 shares of the Company's Common Stock. The Debenture and KA Warrant were issued to KA Investments LDC, an accredited investor, in a private placement transaction, in reliance upon Section 4(2) under the Securities Act of 1933, as amended (the "Act"). No public offering or general solicitation of investors was involved in connection with the transaction. In connection with the transaction, the Company employed the services of MJK, an investment banking firm, as placement agent, and paid MJK commissions totaling $40,000, and issued to MJK a warrant for the purchase of 125,000 shares of the Company's Common Stock (the "MJK Warrant"). The issuance of the MJK Warrant was made in reliance upon the exemption from registration provided in Section 4(2) of the Act. No public offering of the MJK Warrant was involved. The Debentures are convertible in whole or in part at the option of KA, with accrued interest, into Common Stock of the Company at the lesser of $1.96 per share or 80% of the average bid price of the Company's Common Stock for the five trading days immediately preceding the conversion date of the Debentures. The KA Warrants are exercisable for five years at $2.50 per share. The MJK Warrant is exercisable at $2.00 per share. The Company has agreed to register for resale under the Act the shares of Common Stock issuable upon conversion of the Debentures and the KA Warrant. The Company has granted incidental registration rights under the Act to MJK pursuant to the terms of the MJK Warrant.

         (b) Issuance of Warrants for Services. In consideration of services rendered or to be rendered, the Company issued warrants to purchase its Common Stock to the following persons or companies:

NAME                    RELATIONSHIP  NUMBERS  EXERCISE  ISSUE OR EFFECTIVE DATE
----------------------  ------------  -------  --------  -----------------------

Andcor Companies, Inc.  Consultant     20,000   $2.3125     January 27, 1997
C. McKenzie Lewis III   Director        8,000    2.125      March 18, 1997
Dennis Wendell          Consultant    150,000    1.875      October 23, 1997
Jeffrey Whalen          Consultant     50,000    1.875      October 23, 1997
Joseph VanLoy           Consultant     50,000    1.875      October 23, 1997


         All of the foregoing warrants were issued directly by the Company in reliance of Section 4(2) of the Act. The warrants issued to Andcor Companies, Inc. expire on January 27, 2000, the warrant issued to Mr. Lewis expires on March 18, 2000, and the warrants issued to Messrs. Wendell, Whalen and VanLoy expire on August 17, 2002.

         (c) Shares Issued to Non-Employee Directors. Effective September 30, 1997, the Company issued 3,000 shares of its Common Stock directly to each of its outside directors, C. McKenzie Lewis III, George Latimer, Steven M. Slavin and Jack A. Klingert. The issuance aggregating 12,000 shares was made in reliance upon the exemption provided in Section 4(2) of the Act, in recognition of services provided by the outside directors, who serve without monetary compensation. The Common Stock was issued to the outside directors in October 1997.

         (d) On October 11, 1995, Digital Biometrics, Inc. completed a private placement to off-shore investors of $10,900,000 of 8% Convertible Debentures due September 29, 1998 (the "1995 Debentures"). Net proceeds to the Company after placement fees but before legal and other expenses were $10,109,750. The 1995 Debentures were convertible at the rate of one-third after 45 days, one-third after 75 days and one-third after 105 days at the option of the holder. The conversion price was equal to the lesser of $7.00 per common share or 85% of the average trading price for any five consecutive trading days before conversion. Interest accrued on the 1995 Debentures was also payable in common stock at the time of conversion at the conversion price as described above. The Company issued an aggregate of 4,237,748 shares of Common Stock ("Conversion Shares") in 1996 and 1997, upon the conversion of $10,900,000 of principal of 1995 Debentures and conversion of $557,000 of accrued interest. Conversions in fiscal 1996 were at an average conversion price of $3.19 per share, and conversions in fiscal 1997 were at an average conversion price of $1.80 per share. The 1995 Debentures and the Conversion Shares were issued in reliance upon Regulation S under the Act in offshore transactions to purchasers who were not U.S. persons as defined by Rule 902 of the Act. The 1995 Debentures were not offered to subscribers in the United States and at the time of any offer to the purchaser to purchase the 1995 Debentures, each subscriber was physically outside the United States; each purchaser represented that it was purchasing the 1995 Debentures for its own account and not on behalf of or for the benefit of any U.S. person and the sale and resale of the 1995 Debentures and Conversion Shares have not been prearranged with any buyer in the United States; and to the best knowledge of the purchaser each distributor, if any, participating in the offering of the 1995 Debentures, has agreed and the purchaser agreed that all offers and sales of the 1995 Debentures prior to the expiration of a period commencing on the closing of all 1995 Debentures offered and ending forty days thereafter would not be made to U.S. persons or for the account or benefit of U.S. persons and would otherwise be made in compliance with the provisions of Regulation S under the Act. The same representations were made with respect to the Conversion Shares.

         In connection with the sale of the 1995 Debentures, the Company engaged Swartz Investments, Inc. ("Swartz") as placement reimbursement agent, and paid Swartz placement fees and expense reimbursement totalling $790,250, and issued Swartz a warrant to purchase 112,893 shares of the Company's Common Stock at an exercise price of $8.40 per share. The warrant was issued to Swartz in a transaction not involving a public offering pursuant to the exemption provided in Section 4(2) of the Act.

         (e) Restrictions; Information. The foregoing securities are restricted as to sale or transfer, unless registered under the Act, and contain on certificates issued or to be issued upon exercise, restrictive legends preventing sale, transfer or other disposition unless registered under the Act. In addition, each of the recipients of the warrants received or had access to material information concerning the Company, including, but not limited to, the Company's reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)      EXHIBITS.

         Exhibit

         3.1 The Company's Certificate of Incorporation, as amended (incorporated by reference to the Registrant's Registration Statement on Form S-1, effective March 11, 1993, File No. 33-58650).

         3.2 The Company's Bylaws, as amended (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1997, filed on December 24, 1997, File No. 0-18856).

         4.1 Specimen Common Stock Certificate (incorporated by reference to the Registrant's Registration Statement on Form S-1, effective August 14, 1991, File No. 33-41080).

         4.2 8% Convertible Subordinated Debenture Due December 1, 2000 dated December 1, 1997 between the Company and KA Investments LDC (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1997, filed on December 24, 1997, File No. 0-18856).

         4.3 Rights Agreement dated May 2, 1996 between the Company and Norwest Bank, Minnesota, National Association, as Rights Agent (incorporated by reference to the Registrant's Registration on Form 8-A filed on May 9, 1996, File No. 0-18856).

         5.1 Opinion of Briggs and Morgan, Professional Association, regarding validity of Common Stock.

         10.1 Convertible Subordinated Debenture Purchase Agreement dated December 1, 1997 between Company and KA Investments LDC (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1997, filed on December 24, 1997, File No. 0-18856).

         10.2 Warrant dated December 1, 1997 between the Company and KA Investments LDC for the purchase of 15,000 shares of the Company's Common Stock (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1997, filed on December 24, 1997, File No. 0-18856).

         10.3 Warrant dated December 1, 1997 between the Company and Miller Johnson & Kuehn, Inc. for the purchase of 125,000 shares of the Company's Common Stock (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1997, filed on December 24, 1997, File No. 0-18856).

         10.4 Warrant dated March 18, 1997 between the Company and C. McKenzie Lewis for the purchase of 8,000 shares of the Company's Common Stock (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1997, filed on December 24, 1997, File No. 0-18856).

         10.5 Warrant dated August 25, 1997 issued October 23, 1997 between the Company and Dennis Wendell for the purchase of 125,000 shares of the Company's Common Stock (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1997, filed on December 24, 1997, File No. 0-18856).

         10.6 Warrant dated September 25, 1997 issued October 23, 1997 between the Company and Jeffrey Whalen for the purchase of 50,000 shares of the Company's Common Stock (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1997, filed on December 24, 1997, File No. 0-18856).

         10.7 Warrant dated September 1997 issued December 13, 1997 between the Company and Joseph VanLoy for the purchase of 50,000 shares of the Company's Common Stock (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1997, filed on December 24, 1997, File No. 0-18856).

         10.8 Warrant dated January 27, 1997 between the Company and Andcor Companies, Inc. for the purchase of 10,000 shares of the Company's Common Stock (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1997, filed on December 24, 1997, File No. 0-18856).

         10.9 Warrant dated January 27, 1997 between the Company and Andcor Companies, Inc. for the purchase of 10,000 shares of the Company's Common Stock (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1997, filed on December 24, 1997, File No. 0-18856).

         10.10 Registration Rights Agreement dated December 1, 1997 between the Company and KA Investments LDC (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1997, filed on December 24, 1997, File No. 0-18856).

         10.11 Agreement and General Release dated October, 1997 between the Company and Glenn M. Fishbine (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1997, filed on December 24, 1997, File No. 0-18856).

         10.12 $3.5 million Receivables Financing Line of Credit effective October 1, 1996, between the Company and Norwest Business Credit (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1997, filed on December 24, 1997, File No. 0-18856).

         10.13 Lease for Company premises dated November 7, 1989 (incorporated by reference from the Company's Registration Statement on Form S-18, effective December 6, 1990, File No. 33-36939C).

         10.14 Amendment to Lease for Company Premises dated March 11, 1996 (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1997, filed on December 24, 1997, File No. 0-18856).

         10.15 1990 Stock Option Plan, as amended (incorporated by reference to the Registrant's Registration on Form 10-Q for the fiscal quarter ended March 31, 1997, filed on May 15, 1997, File No. 0-18856).

         10.16 1992 Restricted Stock Plan (incorporated by reference from the Company's Registration Statement on Form S-1, effective March 11, 1993, File No. 33-58650).

         10.17 Form of Director Indemnification Agreement entered into between Company and outside directors (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1997, filed on December 24, 1997, File No. 0-18856).

         11.1 Computation of Net Earnings (Loss) Per Common Share (incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1997, filed on December 24, 1997, File No. 0-18856).

         23.1 Consent of Briggs and Morgan, Professional Association (contained in Exhibit 5.1).

         23.2 Independent Certified Public Accountants Report on Financial Statement Schedule and consent of KPMG Peat Marwick LLP.

         24.1     Power of Attorney (included on Signature Page).

(b)      FINANCIAL STATEMENT SCHEDULE.

ITEM 17.  UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions summarized in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance on Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, Minnesota on the 12th day of January, 1998.


                                   DIGITAL BIOMETRICS, INC.

                                   By  /s/ James C. Granger
                                       -------------------------------------
                                       James C. Granger
                                       Chief Executive Officer and President

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James C. Granger and John J. Metil, or either of them (with full power to act alone), as his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated.

Signature                           Title                           Date
---------                           -----                           ----


/s/ James C. Granger
------------------------
James C. Granger            Chief Executive Officer,          January 12, 1998
                            President and Director
                            (Principal Executive Officer)

/s/ John J. Metil
------------------------
John J. Metil               Chief Operating Officer and       January 12, 1998
                            Chief Financial Officer

          *
------------------------
Stephen M. Slavin           Director                          January 12, 1998

          *
------------------------
George Latimer              Director                          January 12, 1998

          *
------------------------
C. McKenzie Lewis III       Director                          January 12, 1998

          *
------------------------
Jack A. Klingert            Director                          January 12, 1998

*By: /s/ John J. Metil
------------------------
         John J. Metil
         Attorney-In-Fact